Received SEC

JUN 06 2013

Washington, DC 20549 83-5



Suppl.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its
AUD100,000,000 Floating Rate Medium Term Notes due 6 June 2018
under its
Debt Issuance Programme

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: June 6, 2013

The following information regarding an issue of AUD100,000,000, aggregate principal amount of Notes due 6 June 2018 (the "Notes") by International Finance Corporation (the "Corporation") under its AUD Debt Issuance Programme is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Memorandum dated 7 August 2007 (the "Information Memorandum"), the Note Deed Poll dated 7 August 2007 (as amended and/or supplemented from time to time) (the "Deed Poll") and the Confirmation Deed Poll dated 10 October 2008 (the "Confirmation Deed Poll"), the Dealer Agreement dated 7 August 2007 (the "Dealer Agreement"), the Registry Services Agreement dated 7 August 2007 (the "Registry Services Agreement"), the Pricing Supplement dated 4 June 2013 (the "Pricing Supplement") and the Subscription Agreement dated 4 June 2013 (the "Subscription Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Pricing Supplement.

(a) Title and Date. AUD100,000,000 Floating Rate Medium Term Notes due 6 June 2018.

The Notes issued by the Corporation will be in registered form. They will be debt obligations of the Corporation which are constituted by, and owing under, the Note Deed Poll and the Confirmation Deed Poll. Notes will take the form of entries in a register maintained by the Reserve Bank of Australia (the "Registrar"). See Information Memorandum and Registry Services Agreement.

(b) Interest Rate/Interest Payment Date. Three month BBSW plus 0.18% per annum payable quarterly in arrears on 6 March, 6 June, 6 September and 6 December, commencing with a full first coupon payable on 6 September 2013 to and including the Maturity Date. See, Pricing Supplement, Item 13.

(c) Maturity Date. June 6, 2018.

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Information Memorandum, Conditions of the Notes, Condition 10.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Information Memorandum, Conditions of the Notes, Condition 4.

(g) Other Material Provisions. The Notes have been admitted for trading on the ASX.

(h) Fiscal/Paying Agent. The Registrar will also act as paying agent. The Reserve Bank of Australia, 65 Martin Place, Sydney NSW 2000, Australia.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Information Memorandum, Dealer Agreement and the Subscription Agreement.

The Dealers, party to the Subscription Agreement, have agreed to purchase the Notes at an aggregate purchase price of 98.885 per cent. of the aggregate principal amount of the Notes. See the Pricing Supplement and Subscription Agreement.

(b) Stabilization Provisions. Not Applicable

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Dealer Agreement and Subscription Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution

Not Applicable

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Resolution No. IFC 2012-0046 adopted June 20, 2012 by the Board of Directors of the Corporation;[1]

B. Information Memorandum dated 7 August 2007;[2]

C. Note Deed Poll dated 7 August 2007;[2]

D. Dealer Agreement dated 7 August 2007;[2]

E. Registry Services Agreement dated 7 August 2007;[2]

F. Confirmation Deed Poll dated 10 October 2008;[2]

G. Pricing Supplement (4 June 2013); and

H. Subscription Agreement (4 June 2013).

---

[1] Filed on July 10, 2012

[2] Filed on July 28, 2010

2


EXHIBIT G

Series No.: 11

Tranche No.: 1


IFC
INTERNATIONAL FINANCE CORPORATION

International Finance Corporation

Debt Issuance Programme

Issue of

AUD100,000,000 Floating Rate Medium Term Notes due 6 June 2018 ("Notes")

The date of this Pricing Supplement is 4 June 2013. This Pricing Supplement (as referred to in the Information Memorandum dated 7 August 2007 in relation to the above Programme ("**Information Memorandum**")) relates to the Tranche of Notes referred to above. It is supplementary to, and should be read in conjunction with, the Information Memorandum, the Note Deed Poll executed by the Issuer dated 7 August 2007 and the Confirmation Deed Poll executed by the Issuer dated 10 October 2008.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be registered under the United States Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). The Notes have not been approved or disapproved by the Commission or any State Securities Commission, nor has the Commission or any State Securities Commission passed upon the accuracy or adequacy of the Information Memorandum or this Pricing Supplement. Any representation to the contrary is a criminal offence in the United States. For a description of certain restrictions on offers and sales of Notes and on distribution of this Pricing Supplement and the Information Memorandum, see the section headed "Subscription and Sale" in the Information Memorandum.

The Issuer is not a bank which is authorised under the Banking Act 1959 of Australia. THE NOTES ARE NOT THE OBLIGATIONS OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT and, in particular, are not guaranteed by the Commonwealth of Australia or any other person or governmental agency or instrumentality of any jurisdiction.

The Notes do not represent deposits or other liabilities of the Arranger or any Dealer, nor does the Arranger or any Dealer in any way stand behind the capital value and/or the performance of the Notes. The holding of Notes is subject to investment risk, including possible delays in repayment and loss of income and principal invested.

The particulars to be specified in relation to the Tranche of Notes referred to above are as follows:

1	**Issuer**	:	International Finance Corporation
2	**Type of Notes**	:	Australian Domestic Notes: Floating Rate
3	**If to form a single Series with an existing Series, specify the existing Series and the date on which all Notes of the Series become fungible**	:	Not applicable

4	**Method of distribution**	:	Syndicated Issue
5	**Lead Managers**	:	Commonwealth Bank of Australia (ABN 48 123 123 124) ("**CBA**") Deutsche Bank AG, Sydney Branch (ABN 13 064 165 162) ("**Deutsche Bank**") Royal Bank of Canada (ABN 86 076 940 880) ("**RBC**")
6	**Purchasing Dealers**	:	CBA, Deutsche Bank and RBC
7	**Principal amount of Tranche**	:	AUD100,000,000
8	**Issue Date**	:	6 June 2013
9	**Issue Price**	:	100%
10	**Currency and denomination**	:	Denominations of AUD1,000. The minimum consideration payable when issued in Australia will be AUD500,000
11	**Maturity Date**	:	6 June 2018
12	**Status of the Notes**	:	Senior, unsecured
13	**If the Notes are Fixed Rate Notes**	:	Condition 6 applies: No
14	**If the Notes are Floating Rate Notes**	:	Condition 7 applies: Yes
	Interest Commencement Date	:	Issue Date
	Interest Rate	:	3 month BBSW + the Margin
	Interest Payment Dates	:	Quarterly on 6 March, 6 June, 6 September and 6 December, commencing with a full first coupon payable on 6 September 2013 to, and including, the Maturity Date, subject to the applicable Business Day Convention
	Business Day Convention	:	Modified Following Business Day Convention (adjusted)
	Margin	:	plus 0.18% per annum
	Day Count Fraction	:	Actual/365 (Fixed)
	Fallback Interest Rate	:	Condition 7.6
	Interest Rate Determination	:	Bank Bill Rate Determination as per Condition 7.6
	Bank Bill Rate	:	Yes
	Business Days	:	Sydney
15	**Relevant Financial Centre**	:	Not applicable

16	**Linear Interpolation**	:	Not applicable
17	**If Notes are Structured Notes**	:	Condition 8 applies: No
18	**Amortisation Yield**	:	Not applicable
19	**If Notes are Instalment Notes**	:	Not applicable
20	**If Notes are Partly Paid Notes**	:	Not applicable
21	**Redemption Amount**	:	Outstanding principal amount
22	**Early Redemption Amount (Default)**	:	Redemption Amount plus interest accrued on each Note to (but excluding) the redemption date
23	**Additional or alternate newspapers**	:	Not applicable. Notices to be given in accordance with Condition 20.
24	**Other relevant terms and conditions**	:	**1. Business Days** See the definition for Business Days under Condition 1.1, provided that the words "Washington DC" in that definition are deleted. **2. Amendment to Condition 5.7(a)** The following is inserted into Condition 5.7(a) as a new sub-paragraph (iii): "(iii) the transferee is not a "retail client" as that term is defined in section 761G of the Corporations Act;".
25	**Registrar**	:	Citigroup Pty Limited
26	**Calculation Agent**	:	Not applicable
27	**Clearing System(s)**	:	Austraclear, Euroclear and Clearstream
28	**ISIN**	:	AU0000IFXHJ1
29	**Common Code**	:	094078164
30	**Selling restrictions**	:	The Selling Restrictions are amended as set out in Schedule A to this Pricing Supplement
31	**Listing**	:	It is intended that the Notes will be listed on the Australian Securities Exchange operated by ASX Limited (ABN 98 008 624 691)
32	**Additional information**	:	United States taxation disclosure is set out in Schedule B to this Pricing Supplement

CONFIRMED
For and on behalf of
International Finance Corporation

By: ....

Name: MONISH MAHURKAR

Title: DIRECTOR

Date: 4 June 2013

SCHEDULE A

The section of the Information Memorandum entitled "Subscription and Sale" is amended by deleting the selling restrictions set out in paragraphs 2, 5, 6, 7, 8 and 9 and replacing them with the following:

"2 **Australia**

No prospectus or other disclosure document (as defined in the Corporations Act 2001 of Australia ("**Corporations Act**")) in relation to the Programme or any Notes has been, or will be, lodged with the Australian Securities and Investment Commission ("**ASIC**"). Each Dealer has represented and agreed that it:

(a) has not made or invited, and will not make or invite, an offer of the Notes for issue or sale in Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, this Information Memorandum or any other offering material or advertisement relating to any Notes in Australia,

unless:

(i) the aggregate consideration payable by each offeree is at least A$500,000 (or its equivalent in an alternate currency, in either case, disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act;

(ii) the offer does not constitute an offer to a "retail client" for the purpose of Chapter 7 of the Corporations Act;

(iii) such action complies with all applicable laws and regulations; and

(iv) such action does not require any document to be lodged with ASIC.

5 **Hong Kong**

Each Dealer has represented and agreed that:

(a) the Notes have not been authorised by the Hong Kong Securities and Futures Commission;

(b) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) (as amended) of Hong Kong ("**SFO**") and any rules made under the SFO, or (ii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) (as amended) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(c) unless it is a person permitted to do so under the applicable securities laws of Hong Kong, it has not issued, or had in its possession for the purpose of issue, and will not issue, or have in its possession for the purpose of issue, whether in Hong Kong or elsewhere, any advertisement, invitation, base prospectus or other offering material or other document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to

"professional investors" within the meaning of the SFO and any rules made under the SFO.

6 Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the "**Financial Instruments and Exchange Act**") and, accordingly, each Dealer appointed under the Programme has represented and agreed that it has not offered or sold, and will not offer or sell any Notes directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws and regulations of Japan. For the purposes of this paragraph, "Japanese Person" means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

7 New Zealand

Each Dealer has represented and agreed that:

(a) it has not offered or sold, and will not offer or sell, directly or indirectly, any Notes; and

(b) it has not distributed and will not distribute, directly or indirectly, any offering materials or advertisement in relation to any offer of Notes,

in each case in New Zealand unless:

(i) the aggregate consideration payable is not less than NZ$500,000 (disregarding any amount lent by the offeror or any associated person of the offeror); or

(ii) the New Zealand Notes are transferred to persons whose principal business is the investment of money or who in the course of and for the purposes of their business, habitually invest money within the meaning of the Securities Act 1978 of New Zealand or to eligible persons within the meaning of the Securities Act 1978 of New Zealand or in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand.

8 Singapore

The Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore ("**Securities and Futures Act**").

Each Dealer has represented and agreed that it will not offer or sell the Notes, nor make the Notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute the Information Memorandum or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any Notes, whether directly or indirectly, to persons in Singapore other than: (a) to an institutional investor under Section 274 of the Securities and Futures Act; (b) to a relevant person (as defined in Section 275(2) of the Securities and Futures Act) pursuant to Section 275(1) of the Securities and Futures Act, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) otherwise than pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Where the Notes are subscribed or purchased in reliance of an exemption under Section 274 or 275 of the Securities and Futures Act, the Notes shall not be sold within the period of 6 months from the date of the initial acquisition of the Notes, except to any of the following persons:

(a) an institutional investor (as defined in Section 4A of the Securities and Futures Act);

(b) a relevant person (as defined in Section 275(2) of the Securities and Futures Act); or

(c) any person pursuant to an offer referred to in Section 275(1A) of the Securities and Futures Act,

unless expressly specified otherwise in Section 276(7) of the Securities and Futures Act or Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Where the Notes are subscribed or purchased under Section 275 of the Securities and Futures Act by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the Securities and Futures Act)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the Securities and Futures Act) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the Securities and Futures Act except:

(i) to an institutional investor (under Section 274 of the Securities and Futures Act) or to a relevant person (as defined in Section 275(2) of the Securities and Futures Act and in accordance with the conditions specified in Section 275 of the Securities and Futures Act;

(ii) (in the case of a corporation) where the transfer arises from an offer referred to in Section 276(3)(i)(B) of the Securities and Futures Act or (in the case of a trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B)of the Securities and Futures Act;

(iii) where no consideration is or will be given for the transfer;

(iv) where the transfer is by operation of law;

(v) as specified in Section 276(7) of the Securities and Futures Act; or

(vi) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore."

SCHEDULE B

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement or any document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

The following is a summary of certain provisions of the Articles of Agreement ("**Articles**") constituting the International Finance Corporation ("**Issuer**") and of certain anticipated United States federal income, withholding and estate tax consequences resulting from the ownership of the Notes. This summary does not cover all of the possible tax consequences relating to the ownership of the Notes and the receipt of interest thereon, and it is not intended as tax advice to any person. It addresses only holders who are initial purchasers of the Notes at the initial offering price and hold the Notes as capital assets, and does not address special classes of holders, such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, tax-exempt entities, life insurance companies, persons holding Notes as a hedge or hedged against interest rate or currency risks, persons holding the Notes as part of a straddle or conversion transaction, persons that purchase or sell Notes as part of a wash sale, or holders whose functional currency is not the U.S. dollar. Investors who purchase Notes at a price other than the offering price should consult their tax advisor as to the possible applicability to them of the amortizable bond premium or market discount rules.

This summary is based upon the United States federal income, withholding and estate tax laws as currently in effect and as currently interpreted. These laws are subject to change, possibly with retroactive effect. This summary does not include any description of the tax laws of any state, local or foreign government that may apply.

If a partnership holds the Notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Notes.

Prospective purchasers of Notes should consult their own tax advisors concerning the application of the United States federal income, withholding and estate tax laws, as well as the possible application of the tax laws of any other jurisdiction, to their particular situation.

Taxation of the Notes in General

The Notes and the interest thereon generally will be subject to taxation, including United States federal income taxation. Under the Articles, however, the Notes and the interest thereon are not subject to any tax by a member country of the Issuer (i) which tax discriminates against the Notes solely because they were issued by the Issuer, or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Issuer. The imposition of United States federal income tax in the manner described herein is not inconsistent with the Articles.

United States Federal Income Taxation

Treatment of Qualified Stated Interest

Under the Internal Revenue Code of 1986, as amended (the "**Code**"), a holder of a Note who or which is (i) a United States citizen or resident alien individual, (ii) a United States domestic corporation, (iii) an estate subject to United States federal income taxation on a net income basis in respect of a Note or (iv) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust (a

"**U.S. Holder**") will be taxable on the stated interest accrued or received on such Note in accordance with such U.S. Holder's method of accounting for United States federal income tax purposes.

Because the Notes are denominated in Australian dollar, interest payments on the Notes are subject to special rules governing debt instruments on which interest payments are denominated in or determined by reference to a currency other than the U.S. dollar (a "**foreign currency**"). Under such special rules, the amount of income recognized by a cash basis U.S. Holder will be the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. Accrual basis U.S. Holders may determine the amount of income recognized with respect to such interest payments in accordance with either of two methods, in either case regardless of whether the payments are in fact converted into U.S. dollars. Under the first method, the amount of income recognized will be based on the average exchange rate in effect during the interest accrual period (or, with respect to an accrual period that spans two taxable years, the partial period within the taxable year).

Under the second method, an accrual basis U.S. Holder may elect to translate interest income into U.S. dollars at the exchange rate in effect on the last day of the accrual period (or, in the case of an accrual period that spans two taxable years, at the exchange rate in effect on the last day of the partial period within the taxable year). Additionally, if a payment of interest is actually received within five business days of the last day of the accrual period or taxable year, an electing accrual basis U.S. Holder may instead translate such accrued interest into U.S. dollars at the exchange rate in effect on the day of actual receipt. Any election to use the second method will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by such U.S. Holder, and will be irrevocable without the consent of the Internal Revenue Service.

Upon receipt of an interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Note) denominated in a foreign currency, an accrual basis U.S. Holder will recognize ordinary income or loss measured by the difference between (x) the average exchange rate used to accrue interest income, or the exchange rate as determined under the second method described above if the U.S. Holder elects that method, and (y) the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.

The Internal Revenue Service has issued to the Issuer a ruling dated February 14, 1992 (the "**Ruling**") regarding certain United States federal tax consequences of the receipt of interest on securities issued by the Issuer. The Ruling provides that interest paid by the Issuer on such securities constitutes income from sources without the United States.

Because, under the Ruling, interest on the Notes is treated as income from sources without the United States, interest paid by the Issuer would ordinarily not be subject to United States federal income tax, including withholding tax, if paid to a nonresident alien individual (or foreign estate or trust not subject to United States federal income tax on a net income basis) or to a foreign corporation (a "**non-U.S. Holder**"), whether or not such person is engaged in trade or business in the United States. However, absent any special statutory or treaty exception, such income would be subject to United States federal income tax in the following cases: (a) such interest is derived by such person in the active conduct of a banking, financing or similar business within the United States and such interest is attributable to an office or other fixed place of business of such person within the United States or (b) such person is a foreign corporation taxable as an insurance company carrying on a United States insurance business to which such interest is attributable.

Purchase, Sale and Retirement of the Notes

A U.S. Holder's initial tax basis in a Note will generally be its U.S. dollar cost. The U.S. dollar cost of Notes purchased with foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Notes traded on an established securities market (within the meaning of Treasury Regulations Section 1.988-2(a)(2)(iv)) purchased by a cash basis U.S. Holder (or an electing accrual basis U.S. Holder), on the settlement date for the purchase. A U.S. Holder's initial tax basis in a Note may be adjusted in certain circumstances, such as, in the case of an accrual basis U.S. Holder, the accrual of interest income.

A U.S. Holder generally will recognize gain or loss on the sale or retirement of a Note equal to the difference between the amount realized on the sale or retirement and the adjusted tax basis of the Note. The amount realized on a sale or retirement for an amount in a foreign currency will be the U.S. dollar value of such amount on the date of sale or retirement or, in the case of Notes traded on an established securities market (within the meaning of Treasury Regulations Section 1.988-2(a)(2)(iv)) sold by a cash basis-U.S. Holder (or an electing accrual basis U.S. Holder), on the settlement date for the sale. Except to the extent described in the next succeeding paragraph or attributable to accrued but unpaid interest, gain or loss recognized on the sale or retirement of a Note will be capital gain or loss. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates where the holder has a holding period greater than one year.

Gain or loss recognized by a U.S. Holder on the sale or retirement of a Note that is attributable to changes in exchange rates will be treated as ordinary income or loss. However, exchange gain or loss is taken into account only to the extent of total gain or loss realized on the transaction.

A non-U.S. Holder generally will not be taxable on gain or loss on the sale or exchange of a Note unless ownership of the Note is effectively connected with the conduct of a trade or business in the United States or, in the case of a non-resident alien individual, such individual is present in the United States for 183 or more days in the taxable year of the sale or exchange and certain other conditions are met.

Exchange of Amounts in Foreign Currency

Foreign currency received as interest on a Note or on the sale or retirement of a Note will have a tax basis equal to its U.S. dollar value at the time such interest is received or at the time of such sale or retirement. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of such foreign currency on the date of purchase. Any gain or loss recognized on a sale or other disposition of a foreign currency (including its use to purchase Notes or upon exchange for U.S. dollars) will be ordinary income or loss.

United States Federal Withholding Tax

Under the Articles, the Issuer is not under any obligation to withhold or pay any tax imposed by any member on the interest on the Notes. The Ruling confirms that neither the Issuer nor an agent appointed by it as principal for the purpose of paying interest on securities issued by the Issuer is required to withhold tax on interest paid by the Issuer. Payments of interest on the Notes will therefore be made to the Fiscal Agent without deduction in respect of any such tax.

United States Federal Estate Tax

In the case of United States federal estate tax, the Ruling determined that, unless an applicable death tax convention with a foreign country provides otherwise, securities of the Issuer are deemed to be situated without the United States for purposes of the United States federal estate tax and are not includible in the value of the gross estate for purposes of such tax in the case of the estate of a nonresident of the United States who is not a citizen of the United States.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual's circumstances). A holder's net investment income generally includes its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions

Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a "Reportable Transaction"). Under these regulations, if the Notes are denominated in a foreign currency, a U.S. Holder (or a non-U.S. Holder that holds the Notes in connection with a U.S. trade or business) that recognizes a loss with respect to the Notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above) would be required to report the loss on Internal Revenue Service Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. Holders should consult their tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Notes.

Information with Respect to Foreign Financial Assets

Owners of "specified foreign financial assets" with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

United States Information Reporting and Backup Withholding

The Issuer is not subject to the reporting requirements that generally are imposed by United States law with respect to certain payments of interest or principal on debt obligations, nor is it subject to backup withholding obligations imposed in certain circumstances by United States law with respect to such payments. The Ruling confirms that the backup withholding requirements do not apply to any paying agent of the Issuer with respect to the Notes.

Brokers, trustees, custodians and other intermediaries within the United States are subject to reporting and backup withholding requirements with respect to certain payments on the Notes received by them for the account of certain non-corporate United States persons. Foreign persons receiving payments on the Notes within the United States may be required by such intermediaries to establish their status in order to avoid information reporting and backup withholding by such intermediaries in respect of such payments.

KING&WOOD
MALLESONS

EXHIBIT H

Subscription Agreement

Dated 4 June 2013

International Finance Corporation

and

Commonwealth Bank of Australia (ABN 48 123 123 124)
Deutsche Bank AG, Sydney Branch (ABN 13 064 165 162)
Royal Bank of Canada (ABN 86 076 940 880) (each a "Joint Lead Manager" and "Dealer", and together, the "Joint Lead Managers" and "Dealers")

King & Wood Mallesons
Level 61
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.kwm.com

Subscription Agreement
Contents

Subscription Agreement

Details

Parties	Issuer and Joint Lead Managers and Dealers	
Issuer	Name	**International Finance Corporation**
	Address	2121 Pennsylvania Avenue, N.W. Washington, DC 20433 United States of America
	Telephone	+ 1 202 458 9230
	Fax	+ 1 202 522 6807
	Attention	Vice President, Treasury and Information Technology
Joint Lead Managers and Dealers	Name	**Commonwealth Bank of Australia**
	ABN	48 123 123 124
	Address	Level 23 Darling Park Tower 1 201 Sussex Street Sydney, NSW, 2000 Australia
	Telephone	+61 2 9118 1219
	Fax	+61 2 9118 1002
	Attention	Head of Debt Capital Markets
	Name	**Deutsche Bank AG, Sydney Branch**
	ABN	13 064 165 162
	Address	Level 16 Deutsche Bank Place Corner of Hunter and Phillip Streets Sydney NSW 2000 Australia
	Telephone	+61 2 8258 2657
	Fax	+61 2 8258 2220
	Attention	Head of Debt Capital Markets
	Name	**Royal Bank of Canada**
	ABN	86 076 940 880

	Address: Level 47 2 Park Street Sydney NSW 2000 Australia Telephone: +61 2 9033 3033 Fax: +61 2 9264 2855 Attention: Head of Debt Capital Markets
Dealer Agreement	Dealer Agreement dated 7 August 2007 between the Issuer and Commonwealth Bank of Australia as the Arranger
Governing law	New South Wales
Notes to be subscribed for	A$300,000,000 3.50% Medium Term Notes due 6 June 2018 ("**Fixed Rate Notes**") and A$100,000,000 Floating Rate Medium Term Notes due 6 June 2018 ("**Floating Rate Notes**", and together with the Fixed Rate Notes, the "**Notes**")
Date of Subscription Agreement	4 June 2013

Subscription Agreement

General terms

1 Interpretation

1.1 Interpretation and definitions

The "Interpretation" clause of the Dealer Agreement applies to this agreement as if it was fully set out in this agreement except these meanings apply unless the contrary intention appears:

Arranger has the meaning given in the Dealer Agreement;

Dealer means each person so described in the Details;

Dealer Agreement means the agreement so described in the Details;

Details means the section of this agreement headed "Details";

Notes means the notes to be subscribed for under this agreement as set out in the Details; and

Purchase Price means, in respect of a Note, the purchase price of that Note set out in clause 4.1 ("Subscription").

1.2 Inconsistency with Dealer Agreement

This agreement prevails to the extent it is inconsistent with the Dealer Agreement.

2 Appointment of Joint Lead Managers and Dealers

2.1 Appointment of Dealers

In accordance with clause 17 ("Dealer appointment and termination") of the Dealer Agreement, the Issuer appoints each of Commonwealth Bank of Australia ("**CBA**"), Deutsche Bank AG, Sydney Branch ("**Deutsche Bank**") and Royal Bank of Canada ("**RBC**") to act as a Dealer in respect of the Notes on the terms set out in the Dealer Agreement and each accepts that appointment.

2.2 Appointment of Joint Lead Managers

In accordance with clause 2.4 ("Lead Manager") of the Dealer Agreement, the Issuer appoints each of CBA, Deutsche Bank and RBC to act as Joint Lead Managers in relation to the issue and sale of the Notes and each accepts that appointment.

3 Acknowledgments by Dealer

Each Dealer acknowledges that it has received:

(a) a copy of the Dealer Agreement; and

(b) copies of the Information Memorandum for the Notes,

and the Issuer confirms to each Dealer that the documents referred to in clause 3.1 ("Conditions to first issue") of the Dealer Agreement have been provided to the Arranger who received them in form and substance satisfactory to it at the time the Programme was established.

4 Subscription

4.1 Subscription

On 6 June 2013, or on any other date no later than 13 June 2013 as is agreed between the Issuer and each of the Dealers ("**Issue Date**"):

(a) the Issuer agrees to issue and sell the Notes in accordance with this agreement and the Dealer Agreement; and

(b) each Dealer severally agrees to subscribe for the Notes in the Principal Amount (as set out in Column 2 of the tables below) by paying the Purchase Price for those Notes (as set out in Column 3 of the tables below) in accordance with this agreement and the Dealer Agreement.

Table 1: Fixed Rate Notes

Column 1	**Column 2**	**Column 3**
Name of Dealer	Principal Amount of Fixed Rate Notes to be subscribed	Purchase Price
CBA	A$100,000,000	A$99,852,000 (being the purchase amount payable for the Fixed Rate Notes of A$99,989,000 less the Dealer Fee referred to in clause 8 ("Fees") of A$137,000)
Deutsche Bank	A$100,000,000	A$99,852,000 (being the purchase amount payable for the Fixed Rate Notes of A$99,989,000 less the Dealer Fee referred to in clause 8 ("Fees") of A$137,000)
RBC	A$100,000,000	A$99,852,000 (being the purchase amount payable for the Fixed Rate Notes of A$99,989,000 less the Dealer Fee referred to in clause 8 ("Fees") of A$137,000)
Total	**A$300,000,000**	**A$299,556,000**

Table 2: Floating Rate Notes

Column 1	Column 2	Column 3
Name of Dealer	Principal Amount of Floating Rate Notes to be subscribed	Purchase Price
CBA	A$33,000,000	A$32,954,790 (being the purchase amount payable for the Floating Rate Notes of A$33,000,000 less the Dealer Fee referred to in clause 8 ("Fees") of A$45,210)
Deutsche Bank	A$33,000,000	A$32,954,790 (being the purchase amount payable for the Floating Rate Notes of A$33,000,000 less the Dealer Fee referred to in clause 8 ("Fees") of A$45,210)
RBC	A$34,000,000	A$33,953,420 (being the purchase amount payable for the Floating Rate Notes of A$34,000,000 less the Dealer Fee referred to in clause 8 ("Fees") of A$46,580)
Total	**A$100,000,000**	**A$99,863,000**

4.2 Pricing Supplements

The Issuer confirms that it has signed two pricing supplements ("**Pricing Supplements**") each dated 4 June 2013 in connection with the issue of the Notes.

4.3 Authority to distribute

The Issuer authorises the Dealers to distribute copies of the following documents in connection with the offering and sale of the Notes in accordance with the Dealer Agreement:

(a) the Information Memorandum for the Notes;

(b) the Pricing Supplements; and

(c) any other documents prepared in connection with the Programme and the issue of the Notes.

4.4 Obligations - individual and independent

Except as expressly provided in this agreement, the obligations of the Issuer and each Dealer under this agreement are individual and independent and:

(a) the failure of one or more of them to comply with their obligations under this agreement does not relieve the others of any of their respective obligations;

(b) none of them is responsible for the failure of another to comply with their obligations under this agreement; and

(c) each of them may separately enforce its rights against the others.

4.5 Payment

Despite clause 4.1 ("Subscription") and clause 4.4 ("Obligations - individual and independent"), each Dealer agrees that settlement takes place on the following basis:

(a) Deutsche Bank agrees to pay the aggregate Purchase Price for the Notes to the account nominated by the Issuer in the manner agreed between them;

(b) the Issuer agrees to issue the Notes to Deutsche Bank; and

(c) Deutsche Bank agrees to deliver the Notes to CBA and RBC in the amounts specified in Column 2 of the schedule in clause 4.1 ("Subscription") against payment by CBA and RBC of an amount equal to their respective settlement amount through the Austraclear System or in any other manner agreed between them.

Nothing in this clause 4.5 relieves the Issuer from the obligation to sell the Notes or the Dealers from their obligations to purchase the Notes in accordance with the other provisions of this agreement.

Deutsche Bank is not responsible to any other party if the Issuer, CBA or RBC do not comply with their respective obligations under this agreement and if a Dealer becomes insolvent or otherwise unable to perform its obligations on or before the Issue Date, the Issuer need not issue the Notes to be delivered to that Dealer under paragraph (c) above and Deutsche Bank need not pay the Issuer the proportionate amount of the Purchase Price attributable to those Notes.

5 Dealer Agreement

For the purposes of the Dealer Agreement:

(a) the Notes are Australian Domestic Notes as defined in the Dealer Agreement;

(b) this agreement is a Subscription Agreement;

(c) each Dealer is a Dealer on the terms set out in the Dealer Agreement; and

(d) each Joint Lead Manager accepts its appointment as Joint Lead Manager on the terms set out in the Dealer Agreement.

6 Secondary market

Each Dealer acknowledges that the issue of Notes under this agreement is a Syndicated Issue of Notes, and that clause 4 ("Procedures for offer and acceptance of Notes") of the Dealer Agreement relating to a Syndicated Issue applies to Notes issued under this agreement.

7 Conditions precedent

7.1 Acknowledgment

The Issuer acknowledges that the Dealers' obligations to subscribe and pay for the Notes on the Issue Date are subject to the satisfaction of the conditions precedent set out in clause 3 ("Conditions precedent") of the Dealer Agreement.

7.2 Waiver

The Dealers agree that for the purposes of the condition precedent set out in clause 3.2(h) ("Conditions to each issue") of the Dealer Agreement, the Issuer has agreed to apply for the Notes to be listed on the ASX prior to the Issue Date but that such listing may not be obtained prior to the Issue Date of the Notes.

7.3 Termination

If any of the conditions in clause 3 ("Conditions precedent") of the Dealer Agreement or this clause 7 are not satisfied or waived by the Issue Date, each Dealer may terminate this agreement and the Dealers are released from their respective obligations under it.

This does not prejudice any accrued right or obligation of the Issuer in respect of Costs of the Dealers incurred before or in conjunction with the termination.

8 Fees

The Issuer agrees to pay to the Dealers on the Issue Date an aggregate dealer fee ("**Dealer Fee**") comprising of:

(a) 0.137 per cent. of the Principal Amount of the Fixed Rate Notes; and

(b) 0.137 per cent. of the Principal Amount of the Floating Rate Notes.

The Dealer Fee is incorporated in the net Purchase Price payable by each Dealer as specified in Column 3 of the tables in clause 4.1 ("Subscription"). The obligation of the Issuer under this clause is subject to this agreement not having been terminated under clause 7.3 ("Termination"). Notwithstanding this clause 8, the Dealers agree amongst themselves that the aggregate dealer fee (being an amount of A$548,000) will be allocated between the Dealers in equal portions as has been separately agreed between them.

9 Selling restrictions

The Issuer and each of the Dealers agree that the selling restrictions set out in the Information Memorandum are changed for the purposes of clause 7.4 ("Change to selling restrictions") of the Dealer Agreement in the manner set out in Schedule A to each of the Pricing Supplements.

10 Notices

Clause 20 ("Notices") of the Dealer Agreement applies to this agreement and if to the Dealers, in accordance with their information set out in the Details.

11 Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document.

12 Governing law

This agreement is governed by the law in force in New South Wales.

The parties submit to the non-exclusive jurisdiction of the courts of New South Wales and courts of appeal from them. The Issuer waives any right it has to object to an action being brought in those courts including by claiming that the action has been brought in an inconvenient forum or that those courts do not have jurisdiction. Pursuant to Article VI, Section 3 of the Issuer's Articles of Agreement, actions may be brought against the Issuer only in a court of competent jurisdiction in the territories of a member in which the Issuer has an office, has appointed an agent for the purpose of accepting service or notice of process, or has issued or guaranteed securities.

EXECUTED as an agreement

Subscription Agreement

Signing page

DATED: 4 June 2013

ISSUER

SIGNED by)
as authorised signatory for)
INTERNATIONAL FINANCE)
CORPORATION in the presence of)

....)
Signature of witness)

[illegible])
Name of witness (block letters))

....
Signature of Authorised officer

MONISH MAHURKAR
Name of Authorised officer

Subscription Agreement

JOINT LEAD MANAGERS AND DEALERS

SIGNED by James Hammermaster as attorney for **COMMONWEALTH BANK OF AUSTRALIA** under power of attorney in the presence of:

....
Signature of witness

PAUL O'BRIEN
....
Name of witness (block letters)

....
By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

Subscription Agreement

SIGNED by Cheryl [illegible]

and Tracy Jane Unwin
as attorneys for **DEUTSCHE BANK AG, SYDNEY BRANCH** under power of attorney in the presence of:

)
)
)
)
)
)
)
)
)
)
)
)
)
)

....

....
By executing this agreement each attorney states that each attorney has received no notice of revocation of the power of attorney

Subscription Agreement

SIGNED by as attorney for **ROYAL BANK OF CANADA** under power of attorney in the presence of:	)	
.... Signature of witness	)	.... By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney
DANIEL CHANDLER Name of witness (block letters)	)	

Received SEC

JUN 06 2013

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its
AUD100,000,000 Floating Rate Medium Term Notes due 6 June 2018
under its
Debt Issuance Programme

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: June 6, 2013

The following information regarding an issue of AUD100,000,000, aggregate principal amount of Notes due 6 June 2018 (the "Notes") by International Finance Corporation (the "Corporation") under its AUD Debt Issuance Programme is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Memorandum dated 7 August 2007 (the "Information Memorandum"), the Note Deed Poll dated 7 August 2007 (as amended and/or supplemented from time to time) (the "Deed Poll") and the Confirmation Deed Poll dated 10 October 2008 (the "Confirmation Deed Poll"), the Dealer Agreement dated 7 August 2007 (the "Dealer Agreement"), the Registry Services Agreement dated 7 August 2007 (the "Registry Services Agreement"), the Pricing Supplement dated 4 June 2013 (the "Pricing Supplement") and the Subscription Agreement dated 4 June 2013 (the "Subscription Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Pricing Supplement.

(a) Title and Date. AUD100,000,000 Floating Rate Medium Term Notes due 6 June 2018.

The Notes issued by the Corporation will be in registered form. They will be debt obligations of the Corporation which are constituted by, and owing under, the Note Deed Poll and the Confirmation Deed Poll. Notes will take the form of entries in a register maintained by the Reserve Bank of Australia (the "Registrar"). See Information Memorandum and Registry Services Agreement.

(b) Interest Rate/Interest Payment Date. Three month BBSW plus 0.18% per annum payable quarterly in arrears on 6 March, 6 June, 6 September and 6 December, commencing with a full first coupon payable on 6 September 2013 to and including the Maturity Date. See, Pricing Supplement, Item 13.

(c) Maturity Date. June 6, 2018.

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Information Memorandum, Conditions of the Notes, Condition 10.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Information Memorandum, Conditions of the Notes, Condition 4.

(g) Other Material Provisions. The Notes have been admitted for trading on the ASX.

(h) Fiscal/Paying Agent. The Registrar will also act as paying agent. The Reserve Bank of Australia, 65 Martin Place, Sydney NSW 2000, Australia.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Information Memorandum, Dealer Agreement and the Subscription Agreement.

The Dealers, party to the Subscription Agreement, have agreed to purchase the Notes at an aggregate purchase price of 98.885 per cent. of the aggregate principal amount of the Notes. See the Pricing Supplement and Subscription Agreement.

(b) Stabilization Provisions. Not Applicable

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Dealer Agreement and Subscription Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution

Not Applicable

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Resolution No. IFC 2012-0046 adopted June 20, 2012 by the Board of Directors of the Corporation;[1]

B. Information Memorandum dated 7 August 2007;[2]

C. Note Deed Poll dated 7 August 2007;[2]

D. Dealer Agreement dated 7 August 2007;[2]

E. Registry Services Agreement dated 7 August 2007;[2]

F. Confirmation Deed Poll dated 10 October 2008;[2]

G. Pricing Supplement (4 June 2013); and

H. Subscription Agreement (4 June 2013).

---

[1] Filed on July 10, 2012

[2] Filed on July 28, 2010


EXHIBIT G

Series No.: 11

Tranche No.: 1


IFC
INTERNATIONAL FINANCE CORPORATION

International Finance Corporation

Debt Issuance Programme

Issue of

AUD100,000,000 Floating Rate Medium Term Notes due 6 June 2018 ("Notes")

The date of this Pricing Supplement is 4 June 2013. This Pricing Supplement (as referred to in the Information Memorandum dated 7 August 2007 in relation to the above Programme ("**Information Memorandum**")) relates to the Tranche of Notes referred to above. It is supplementary to, and should be read in conjunction with, the Information Memorandum, the Note Deed Poll executed by the Issuer dated 7 August 2007 and the Confirmation Deed Poll executed by the Issuer dated 10 October 2008.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be registered under the United States Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). The Notes have not been approved or disapproved by the Commission or any State Securities Commission, nor has the Commission or any State Securities Commission passed upon the accuracy or adequacy of the Information Memorandum or this Pricing Supplement. Any representation to the contrary is a criminal offence in the United States. For a description of certain restrictions on offers and sales of Notes and on distribution of this Pricing Supplement and the Information Memorandum, see the section headed "Subscription and Sale" in the Information Memorandum.

The Issuer is not a bank which is authorised under the Banking Act 1959 of Australia. THE NOTES ARE NOT THE OBLIGATIONS OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT and, in particular, are not guaranteed by the Commonwealth of Australia or any other person or governmental agency or instrumentality of any jurisdiction.

The Notes do not represent deposits or other liabilities of the Arranger or any Dealer, nor does the Arranger or any Dealer in any way stand behind the capital value and/or the performance of the Notes. The holding of Notes is subject to investment risk, including possible delays in repayment and loss of income and principal invested.

The particulars to be specified in relation to the Tranche of Notes referred to above are as follows:

1	**Issuer**	:	International Finance Corporation
2	**Type of Notes**	:	Australian Domestic Notes: Floating Rate
3	**If to form a single Series with an existing Series, specify the existing Series and the date on which all Notes of the Series become fungible**	:	Not applicable

4	**Method of distribution**	:	Syndicated Issue
5	**Lead Managers**	:	Commonwealth Bank of Australia (ABN 48 123 123 124) ("**CBA**") Deutsche Bank AG, Sydney Branch (ABN 13 064 165 162) ("**Deutsche Bank**") Royal Bank of Canada (ABN 86 076 940 880) ("**RBC**")
6	**Purchasing Dealers**	:	CBA, Deutsche Bank and RBC
7	**Principal amount of Tranche**	:	AUD100,000,000
8	**Issue Date**	:	6 June 2013
9	**Issue Price**	:	100%
10	**Currency and denomination**	:	Denominations of AUD1,000. The minimum consideration payable when issued in Australia will be AUD500,000
11	**Maturity Date**	:	6 June 2018
12	**Status of the Notes**	:	Senior, unsecured
13	**If the Notes are Fixed Rate Notes**	:	Condition 6 applies: No
14	**If the Notes are Floating Rate Notes**	:	Condition 7 applies: Yes
	Interest Commencement Date	:	Issue Date
	Interest Rate	:	3 month BBSW + the Margin
	Interest Payment Dates	:	Quarterly on 6 March, 6 June, 6 September and 6 December, commencing with a full first coupon payable on 6 September 2013 to, and including, the Maturity Date, subject to the applicable Business Day Convention
	Business Day Convention	:	Modified Following Business Day Convention (adjusted)
	Margin	:	plus 0.18% per annum
	Day Count Fraction	:	Actual/365 (Fixed)
	Fallback Interest Rate	:	Condition 7.6
	Interest Rate Determination	:	Bank Bill Rate Determination as per Condition 7.6
	Bank Bill Rate	:	Yes
	Business Days	:	Sydney
15	**Relevant Financial Centre**	:	Not applicable

16	**Linear Interpolation**	:	Not applicable
17	**If Notes are Structured Notes**	:	Condition 8 applies: No
18	**Amortisation Yield**	:	Not applicable
19	**If Notes are Instalment Notes**	:	Not applicable
20	**If Notes are Partly Paid Notes**	:	Not applicable
21	**Redemption Amount**	:	Outstanding principal amount
22	**Early Redemption Amount (Default)**	:	Redemption Amount plus interest accrued on each Note to (but excluding) the redemption date
23	**Additional or alternate newspapers**	:	Not applicable. Notices to be given in accordance with Condition 20.
24	**Other relevant terms and conditions**	:	1. **Business Days** See the definition for Business Days under Condition 1.1, provided that the words "Washington DC" in that definition are deleted. 2. **Amendment to Condition 5.7(a)** The following is inserted into Condition 5.7(a) as a new sub-paragraph (iii): "(iii) the transferee is not a "retail client" as that term is defined in section 761G of the Corporations Act;".
25	**Registrar**	:	Citigroup Pty Limited
26	**Calculation Agent**	:	Not applicable
27	**Clearing System(s)**	:	Austraclear, Euroclear and Clearstream
28	**ISIN**	:	AU0000IFXHJ1
29	**Common Code**	:	094078164
30	**Selling restrictions**	:	The Selling Restrictions are amended as set out in Schedule A to this Pricing Supplement
31	**Listing**	:	It is intended that the Notes will be listed on the Australian Securities Exchange operated by ASX Limited (ABN 98 008 624 691)
32	**Additional information**	:	United States taxation disclosure is set out in Schedule B to this Pricing Supplement

CONFIRMED
For and on behalf of
International Finance Corporation

By: [signature]

Name: MONISH MAHURKAR

Title: DIRECTOR

Date: 4 June 2013

SCHEDULE A

The section of the Information Memorandum entitled "Subscription and Sale" is amended by deleting the selling restrictions set out in paragraphs 2, 5, 6, 7, 8 and 9 and replacing them with the following:

"2 Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 of Australia ("**Corporations Act**")) in relation to the Programme or any Notes has been, or will be, lodged with the Australian Securities and Investment Commission ("**ASIC**"). Each Dealer has represented and agreed that it:

(a) has not made or invited, and will not make or invite, an offer of the Notes for issue or sale in Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, this Information Memorandum or any other offering material or advertisement relating to any Notes in Australia,

unless:

(i) the aggregate consideration payable by each offeree is at least A$500,000 (or its equivalent in an alternate currency, in either case, disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act;

(ii) the offer does not constitute an offer to a "retail client" for the purpose of Chapter 7 of the Corporations Act;

(iii) such action complies with all applicable laws and regulations; and

(iv) such action does not require any document to be lodged with ASIC.

5 Hong Kong

Each Dealer has represented and agreed that:

(a) the Notes have not been authorised by the Hong Kong Securities and Futures Commission;

(b) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) (as amended) of Hong Kong ("**SFO**") and any rules made under the SFO, or (ii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) (as amended) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(c) unless it is a person permitted to do so under the applicable securities laws of Hong Kong, it has not issued, or had in its possession for the purpose of issue, and will not issue, or have in its possession for the purpose of issue, whether in Hong Kong or elsewhere, any advertisement, invitation, base prospectus or other offering material or other document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to

"professional investors" within the meaning of the SFO and any rules made under the SFO.

6 Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the "**Financial Instruments and Exchange Act**") and, accordingly, each Dealer appointed under the Programme has represented and agreed that it has not offered or sold, and will not offer or sell any Notes directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws and regulations of Japan. For the purposes of this paragraph, "Japanese Person" means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

7 New Zealand

Each Dealer has represented and agreed that:

(a) it has not offered or sold, and will not offer or sell, directly or indirectly, any Notes; and

(b) it has not distributed and will not distribute, directly or indirectly, any offering materials or advertisement in relation to any offer of Notes,

in each case in New Zealand unless:

(i) the aggregate consideration payable is not less than NZ$500,000 (disregarding any amount lent by the offeror or any associated person of the offeror); or

(ii) the New Zealand Notes are transferred to persons whose principal business is the investment of money or who in the course of and for the purposes of their business, habitually invest money within the meaning of the Securities Act 1978 of New Zealand or to eligible persons within the meaning of the Securities Act 1978 of New Zealand or in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand.

8 Singapore

The Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore ("**Securities and Futures Act**").

Each Dealer has represented and agreed that it will not offer or sell the Notes, nor make the Notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute the Information Memorandum or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any Notes, whether directly or indirectly, to persons in Singapore other than: (a) to an institutional investor under Section 274 of the Securities and Futures Act; (b) to a relevant person (as defined in Section 275(2) of the Securities and Futures Act) pursuant to Section 275(1) of the Securities and Futures Act, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) otherwise than pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Where the Notes are subscribed or purchased in reliance of an exemption under Section 274 or 275 of the Securities and Futures Act, the Notes shall not be sold within the period of 6 months from the date of the initial acquisition of the Notes, except to any of the following persons:

(a) an institutional investor (as defined in Section 4A of the Securities and Futures Act);

(b) a relevant person (as defined in Section 275(2) of the Securities and Futures Act); or

(c) any person pursuant to an offer referred to in Section 275(1A) of the Securities and Futures Act,

unless expressly specified otherwise in Section 276(7) of the Securities and Futures Act or Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Where the Notes are subscribed or purchased under Section 275 of the Securities and Futures Act by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the Securities and Futures Act)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the Securities and Futures Act) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the Securities and Futures Act except:

(i) to an institutional investor (under Section 274 of the Securities and Futures Act) or to a relevant person (as defined in Section 275(2) of the Securities and Futures Act and in accordance with the conditions specified in Section 275 of the Securities and Futures Act;

(ii) (in the case of a corporation) where the transfer arises from an offer referred to in Section 276(3)(i)(B) of the Securities and Futures Act or (in the case of a trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B)of the Securities and Futures Act;

(iii) where no consideration is or will be given for the transfer;

(iv) where the transfer is by operation of law;

(v) as specified in Section 276(7) of the Securities and Futures Act; or

(vi) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore."

SCHEDULE B

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement or any document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

The following is a summary of certain provisions of the Articles of Agreement ("**Articles**") constituting the International Finance Corporation ("**Issuer**") and of certain anticipated United States federal income, withholding and estate tax consequences resulting from the ownership of the Notes. This summary does not cover all of the possible tax consequences relating to the ownership of the Notes and the receipt of interest thereon, and it is not intended as tax advice to any person. It addresses only holders who are initial purchasers of the Notes at the initial offering price and hold the Notes as capital assets, and does not address special classes of holders, such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, tax-exempt entities, life insurance companies, persons holding Notes as a hedge or hedged against interest rate or currency risks, persons holding the Notes as part of a straddle or conversion transaction, persons that purchase or sell Notes as part of a wash sale, or holders whose functional currency is not the U.S. dollar. Investors who purchase Notes at a price other than the offering price should consult their tax advisor as to the possible applicability to them of the amortizable bond premium or market discount rules.

This summary is based upon the United States federal income, withholding and estate tax laws as currently in effect and as currently interpreted. These laws are subject to change, possibly with retroactive effect. This summary does not include any description of the tax laws of any state, local or foreign government that may apply.

If a partnership holds the Notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Notes.

Prospective purchasers of Notes should consult their own tax advisors concerning the application of the United States federal income, withholding and estate tax laws, as well as the possible application of the tax laws of any other jurisdiction, to their particular situation.

Taxation of the Notes in General

The Notes and the interest thereon generally will be subject to taxation, including United States federal income taxation. Under the Articles, however, the Notes and the interest thereon are not subject to any tax by a member country of the Issuer (i) which tax discriminates against the Notes solely because they were issued by the Issuer, or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Issuer. The imposition of United States federal income tax in the manner described herein is not inconsistent with the Articles.

United States Federal Income Taxation

Treatment of Qualified Stated Interest

Under the Internal Revenue Code of 1986, as amended (the "**Code**"), a holder of a Note who or which is (i) a United States citizen or resident alien individual, (ii) a United States domestic corporation, (iii) an estate subject to United States federal income taxation on a net income basis in respect of a Note or (iv) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust (a

"**U.S. Holder**") will be taxable on the stated interest accrued or received on such Note in accordance with such U.S. Holder's method of accounting for United States federal income tax purposes.

Because the Notes are denominated in Australian dollar, interest payments on the Notes are subject to special rules governing debt instruments on which interest payments are denominated in or determined by reference to a currency other than the U.S. dollar (a "**foreign currency**"). Under such special rules, the amount of income recognized by a cash basis U.S. Holder will be the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. Accrual basis U.S. Holders may determine the amount of income recognized with respect to such interest payments in accordance with either of two methods, in either case regardless of whether the payments are in fact converted into U.S. dollars. Under the first method, the amount of income recognized will be based on the average exchange rate in effect during the interest accrual period (or, with respect to an accrual period that spans two taxable years, the partial period within the taxable year).

Under the second method, an accrual basis U.S. Holder may elect to translate interest income into U.S. dollars at the exchange rate in effect on the last day of the accrual period (or, in the case of an accrual period that spans two taxable years, at the exchange rate in effect on the last day of the partial period within the taxable year). Additionally, if a payment of interest is actually received within five business days of the last day of the accrual period or taxable year, an electing accrual basis U.S. Holder may instead translate such accrued interest into U.S. dollars at the exchange rate in effect on the day of actual receipt. Any election to use the second method will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by such U.S. Holder, and will be irrevocable without the consent of the Internal Revenue Service.

Upon receipt of an interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Note) denominated in a foreign currency, an accrual basis U.S. Holder will recognize ordinary income or loss measured by the difference between (x) the average exchange rate used to accrue interest income, or the exchange rate as determined under the second method described above if the U.S. Holder elects that method, and (y) the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.

The Internal Revenue Service has issued to the Issuer a ruling dated February 14, 1992 (the "**Ruling**") regarding certain United States federal tax consequences of the receipt of interest on securities issued by the Issuer. The Ruling provides that interest paid by the Issuer on such securities constitutes income from sources without the United States.

Because, under the Ruling, interest on the Notes is treated as income from sources without the United States, interest paid by the Issuer would ordinarily not be subject to United States federal income tax, including withholding tax, if paid to a nonresident alien individual (or foreign estate or trust not subject to United States federal income tax on a net income basis) or to a foreign corporation (a "**non-U.S. Holder**"), whether or not such person is engaged in trade or business in the United States. However, absent any special statutory or treaty exception, such income would be subject to United States federal income tax in the following cases: (a) such interest is derived by such person in the active conduct of a banking, financing or similar business within the United States and such interest is attributable to an office or other fixed place of business of such person within the United States or (b) such person is a foreign corporation taxable as an insurance company carrying on a United States insurance business to which such interest is attributable.

Purchase, Sale and Retirement of the Notes

A U.S. Holder's initial tax basis in a Note will generally be its U.S. dollar cost. The U.S. dollar cost of Notes purchased with foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Notes traded on an established securities market (within the meaning of Treasury Regulations Section 1.988-2(a)(2)(iv)) purchased by a cash basis U.S. Holder (or an electing accrual basis U.S. Holder), on the settlement date for the purchase. A U.S. Holder's initial tax basis in a Note may be adjusted in certain circumstances, such as, in the case of an accrual basis U.S. Holder, the accrual of interest income.

A U.S. Holder generally will recognize gain or loss on the sale or retirement of a Note equal to the difference between the amount realized on the sale or retirement and the adjusted tax basis of the Note. The amount realized on a sale or retirement for an amount in a foreign currency will be the U.S. dollar value of such amount on the date of sale or retirement or, in the case of Notes traded on an established securities market (within the meaning of Treasury Regulations Section 1.988-2(a)(2)(iv)) sold by a cash basis-U.S. Holder (or an electing accrual basis U.S. Holder), on the settlement date for the sale. Except to the extent described in the next succeeding paragraph or attributable to accrued but unpaid interest, gain or loss recognized on the sale or retirement of a Note will be capital gain or loss. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates where the holder has a holding period greater than one year.

Gain or loss recognized by a U.S. Holder on the sale or retirement of a Note that is attributable to changes in exchange rates will be treated as ordinary income or loss. However, exchange gain or loss is taken into account only to the extent of total gain or loss realized on the transaction.

A non-U.S. Holder generally will not be taxable on gain or loss on the sale or exchange of a Note unless ownership of the Note is effectively connected with the conduct of a trade or business in the United States or, in the case of a non-resident alien individual, such individual is present in the United States for 183 or more days in the taxable year of the sale or exchange and certain other conditions are met.

Exchange of Amounts in Foreign Currency

Foreign currency received as interest on a Note or on the sale or retirement of a Note will have a tax basis equal to its U.S. dollar value at the time such interest is received or at the time of such sale or retirement. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of such foreign currency on the date of purchase. Any gain or loss recognized on a sale or other disposition of a foreign currency (including its use to purchase Notes or upon exchange for U.S. dollars) will be ordinary income or loss.

United States Federal Withholding Tax

Under the Articles, the Issuer is not under any obligation to withhold or pay any tax imposed by any member on the interest on the Notes. The Ruling confirms that neither the Issuer nor an agent appointed by it as principal for the purpose of paying interest on securities issued by the Issuer is required to withhold tax on interest paid by the Issuer. Payments of interest on the Notes will therefore be made to the Fiscal Agent without deduction in respect of any such tax.

United States Federal Estate Tax

In the case of United States federal estate tax, the Ruling determined that, unless an applicable death tax convention with a foreign country provides otherwise, securities of the Issuer are deemed to be situated without the United States for purposes of the United States federal estate tax and are not includible in the value of the gross estate for purposes of such tax in the case of the estate of a nonresident of the United States who is not a citizen of the United States.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual's circumstances). A holder's net investment income generally includes its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions

Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a "Reportable Transaction"). Under these regulations, if the Notes are denominated in a foreign currency, a U.S. Holder (or a non-U.S. Holder that holds the Notes in connection with a U.S. trade or business) that recognizes a loss with respect to the Notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above) would be required to report the loss on Internal Revenue Service Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. Holders should consult their tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Notes.

Information with Respect to Foreign Financial Assets

Owners of "specified foreign financial assets" with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

United States Information Reporting and Backup Withholding

The Issuer is not subject to the reporting requirements that generally are imposed by United States law with respect to certain payments of interest or principal on debt obligations, nor is it subject to backup withholding obligations imposed in certain circumstances by United States law with respect to such payments. The Ruling confirms that the backup withholding requirements do not apply to any paying agent of the Issuer with respect to the Notes.

Brokers, trustees, custodians and other intermediaries within the United States are subject to reporting and backup withholding requirements with respect to certain payments on the Notes received by them for the account of certain non-corporate United States persons. Foreign persons receiving payments on the Notes within the United States may be required by such intermediaries to establish their status in order to avoid information reporting and backup withholding by such intermediaries in respect of such payments.

KING&WOOD
MALLESONS

EXHIBIT H

Subscription Agreement

Dated 4 June 2013

International Finance Corporation

and

Commonwealth Bank of Australia (ABN 48 123 123 124)
Deutsche Bank AG, Sydney Branch (ABN 13 064 165 162)
Royal Bank of Canada (ABN 86 076 940 880) (each a "Joint Lead Manager" and "Dealer", and together, the "Joint Lead Managers" and "Dealers")

King & Wood Mallesons
Level 61
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.kwm.com

Subscription Agreement
Contents

Subscription Agreement

Details

Parties	Issuer and Joint Lead Managers and Dealers	
Issuer	Name	**International Finance Corporation**
	Address	2121 Pennsylvania Avenue, N.W. Washington, DC 20433 United States of America
	Telephone	+ 1 202 458 9230
	Fax	+ 1 202 522 6807
	Attention	Vice President, Treasury and Information Technology
Joint Lead Managers and Dealers	Name	**Commonwealth Bank of Australia**
	ABN	48 123 123 124
	Address	Level 23 Darling Park Tower 1 201 Sussex Street Sydney, NSW, 2000 Australia
	Telephone	+61 2 9118 1219
	Fax	+61 2 9118 1002
	Attention	Head of Debt Capital Markets
	Name	**Deutsche Bank AG, Sydney Branch**
	ABN	13 064 165 162
	Address	Level 16 Deutsche Bank Place Corner of Hunter and Phillip Streets Sydney NSW 2000 Australia
	Telephone	+61 2 8258 2657
	Fax	+61 2 8258 2220
	Attention	Head of Debt Capital Markets
	Name	**Royal Bank of Canada**
	ABN	86 076 940 880

	Address	Level 47 2 Park Street Sydney NSW 2000 Australia
	Telephone	+61 2 9033 3033
	Fax	+61 2 9264 2855
	Attention	Head of Debt Capital Markets
Dealer Agreement	Dealer Agreement dated 7 August 2007 between the Issuer and Commonwealth Bank of Australia as the Arranger	
Governing law	New South Wales	
Notes to be subscribed for	A$300,000,000 3.50% Medium Term Notes due 6 June 2018 ("**Fixed Rate Notes**") and A$100,000,000 Floating Rate Medium Term Notes due 6 June 2018 ("**Floating Rate Notes**", and together with the Fixed Rate Notes, the "**Notes**")	
Date of Subscription Agreement	4 June 2013	

Subscription Agreement

General terms

1 Interpretation

1.1 Interpretation and definitions

The "Interpretation" clause of the Dealer Agreement applies to this agreement as if it was fully set out in this agreement except these meanings apply unless the contrary intention appears:

Arranger has the meaning given in the Dealer Agreement;

Dealer means each person so described in the Details;

Dealer Agreement means the agreement so described in the Details;

Details means the section of this agreement headed "Details";

Notes means the notes to be subscribed for under this agreement as set out in the Details; and

Purchase Price means, in respect of a Note, the purchase price of that Note set out in clause 4.1 ("Subscription").

1.2 Inconsistency with Dealer Agreement

This agreement prevails to the extent it is inconsistent with the Dealer Agreement.

2 Appointment of Joint Lead Managers and Dealers

2.1 Appointment of Dealers

In accordance with clause 17 ("Dealer appointment and termination") of the Dealer Agreement, the Issuer appoints each of Commonwealth Bank of Australia ("**CBA**"), Deutsche Bank AG, Sydney Branch ("**Deutsche Bank**") and Royal Bank of Canada ("**RBC**") to act as a Dealer in respect of the Notes on the terms set out in the Dealer Agreement and each accepts that appointment.

2.2 Appointment of Joint Lead Managers

In accordance with clause 2.4 ("Lead Manager") of the Dealer Agreement, the Issuer appoints each of CBA, Deutsche Bank and RBC to act as Joint Lead Managers in relation to the issue and sale of the Notes and each accepts that appointment.

3 Acknowledgments by Dealer

Each Dealer acknowledges that it has received:

(a) a copy of the Dealer Agreement; and

(b) copies of the Information Memorandum for the Notes,

and the Issuer confirms to each Dealer that the documents referred to in clause 3.1 ("Conditions to first issue") of the Dealer Agreement have been provided to the Arranger who received them in form and substance satisfactory to it at the time the Programme was established.

4 Subscription

4.1 Subscription

On 6 June 2013, or on any other date no later than 13 June 2013 as is agreed between the Issuer and each of the Dealers ("**Issue Date**"):

(a) the Issuer agrees to issue and sell the Notes in accordance with this agreement and the Dealer Agreement; and

(b) each Dealer severally agrees to subscribe for the Notes in the Principal Amount (as set out in Column 2 of the tables below) by paying the Purchase Price for those Notes (as set out in Column 3 of the tables below) in accordance with this agreement and the Dealer Agreement.

Table 1: Fixed Rate Notes

Column 1	**Column 2**	**Column 3**
Name of Dealer	Principal Amount of Fixed Rate Notes to be subscribed	Purchase Price
CBA	A$100,000,000	A$99,852,000 (being the purchase amount payable for the Fixed Rate Notes of A$99,989,000 less the Dealer Fee referred to in clause 8 ("Fees") of A$137,000)
Deutsche Bank	A$100,000,000	A$99,852,000 (being the purchase amount payable for the Fixed Rate Notes of A$99,989,000 less the Dealer Fee referred to in clause 8 ("Fees") of A$137,000)
RBC	A$100,000,000	A$99,852,000 (being the purchase amount payable for the Fixed Rate Notes of A$99,989,000 less the Dealer Fee referred to in clause 8 ("Fees") of A$137,000)
Total	**A$300,000,000**	**A$299,556,000**

Table 2: Floating Rate Notes

Column 1	Column 2	Column 3
Name of Dealer	Principal Amount of Floating Rate Notes to be subscribed	Purchase Price
CBA	A$33,000,000	A$32,954,790 (being the purchase amount payable for the Floating Rate Notes of A$33,000,000 less the Dealer Fee referred to in clause 8 ("Fees") of A$45,210)
Deutsche Bank	A$33,000,000	A$32,954,790 (being the purchase amount payable for the Floating Rate Notes of A$33,000,000 less the Dealer Fee referred to in clause 8 ("Fees") of A$45,210)
RBC	A$34,000,000	A$33,953,420 (being the purchase amount payable for the Floating Rate Notes of A$34,000,000 less the Dealer Fee referred to in clause 8 ("Fees") of A$46,580)
Total	**A$100,000,000**	**A$99,863,000**

4.2 Pricing Supplements

The Issuer confirms that it has signed two pricing supplements ("**Pricing Supplements**") each dated 4 June 2013 in connection with the issue of the Notes.

4.3 Authority to distribute

The Issuer authorises the Dealers to distribute copies of the following documents in connection with the offering and sale of the Notes in accordance with the Dealer Agreement:

(a) the Information Memorandum for the Notes;

(b) the Pricing Supplements; and

(c) any other documents prepared in connection with the Programme and the issue of the Notes.

4.4 Obligations - individual and independent

Except as expressly provided in this agreement, the obligations of the Issuer and each Dealer under this agreement are individual and independent and:

(a) the failure of one or more of them to comply with their obligations under this agreement does not relieve the others of any of their respective obligations;

(b) none of them is responsible for the failure of another to comply with their obligations under this agreement; and

(c) each of them may separately enforce its rights against the others.

4.5 Payment

Despite clause 4.1 ("Subscription") and clause 4.4 ("Obligations - individual and independent"), each Dealer agrees that settlement takes place on the following basis:

(a) Deutsche Bank agrees to pay the aggregate Purchase Price for the Notes to the account nominated by the Issuer in the manner agreed between them;

(b) the Issuer agrees to issue the Notes to Deutsche Bank; and

(c) Deutsche Bank agrees to deliver the Notes to CBA and RBC in the amounts specified in Column 2 of the schedule in clause 4.1 ("Subscription") against payment by CBA and RBC of an amount equal to their respective settlement amount through the Austraclear System or in any other manner agreed between them.

Nothing in this clause 4.5 relieves the Issuer from the obligation to sell the Notes or the Dealers from their obligations to purchase the Notes in accordance with the other provisions of this agreement.

Deutsche Bank is not responsible to any other party if the Issuer, CBA or RBC do not comply with their respective obligations under this agreement and if a Dealer becomes insolvent or otherwise unable to perform its obligations on or before the Issue Date, the Issuer need not issue the Notes to be delivered to that Dealer under paragraph (c) above and Deutsche Bank need not pay the Issuer the proportionate amount of the Purchase Price attributable to those Notes.

5 Dealer Agreement

For the purposes of the Dealer Agreement:

(a) the Notes are Australian Domestic Notes as defined in the Dealer Agreement;

(b) this agreement is a Subscription Agreement;

(c) each Dealer is a Dealer on the terms set out in the Dealer Agreement; and

(d) each Joint Lead Manager accepts its appointment as Joint Lead Manager on the terms set out in the Dealer Agreement.

6 Secondary market

Each Dealer acknowledges that the issue of Notes under this agreement is a Syndicated Issue of Notes, and that clause 4 ("Procedures for offer and acceptance of Notes") of the Dealer Agreement relating to a Syndicated Issue applies to Notes issued under this agreement.

7 Conditions precedent

7.1 Acknowledgment

The Issuer acknowledges that the Dealers' obligations to subscribe and pay for the Notes on the Issue Date are subject to the satisfaction of the conditions precedent set out in clause 3 ("Conditions precedent") of the Dealer Agreement.

7.2 Waiver

The Dealers agree that for the purposes of the condition precedent set out in clause 3.2(h) ("Conditions to each issue") of the Dealer Agreement, the Issuer has agreed to apply for the Notes to be listed on the ASX prior to the Issue Date but that such listing may not be obtained prior to the Issue Date of the Notes.

7.3 Termination

If any of the conditions in clause 3 ("Conditions precedent") of the Dealer Agreement or this clause 7 are not satisfied or waived by the Issue Date, each Dealer may terminate this agreement and the Dealers are released from their respective obligations under it.

This does not prejudice any accrued right or obligation of the Issuer in respect of Costs of the Dealers incurred before or in conjunction with the termination.

8 Fees

The Issuer agrees to pay to the Dealers on the Issue Date an aggregate dealer fee ("**Dealer Fee**") comprising of:

(a) 0.137 per cent. of the Principal Amount of the Fixed Rate Notes; and

(b) 0.137 per cent. of the Principal Amount of the Floating Rate Notes.

The Dealer Fee is incorporated in the net Purchase Price payable by each Dealer as specified in Column 3 of the tables in clause 4.1 ("Subscription"). The obligation of the Issuer under this clause is subject to this agreement not having been terminated under clause 7.3 ("Termination"). Notwithstanding this clause 8, the Dealers agree amongst themselves that the aggregate dealer fee (being an amount of A$548,000) will be allocated between the Dealers in equal portions as has been separately agreed between them.

9 Selling restrictions

The Issuer and each of the Dealers agree that the selling restrictions set out in the Information Memorandum are changed for the purposes of clause 7.4 ("Change to selling restrictions") of the Dealer Agreement in the manner set out in Schedule A to each of the Pricing Supplements.

10 Notices

Clause 20 ("Notices") of the Dealer Agreement applies to this agreement and if to the Dealers, in accordance with their information set out in the Details.

11 Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document.

12 Governing law

This agreement is governed by the law in force in New South Wales.

The parties submit to the non-exclusive jurisdiction of the courts of New South Wales and courts of appeal from them. The Issuer waives any right it has to object to an action being brought in those courts including by claiming that the action has been brought in an inconvenient forum or that those courts do not have jurisdiction. Pursuant to Article VI, Section 3 of the Issuer's Articles of Agreement, actions may be brought against the Issuer only in a court of competent jurisdiction in the territories of a member in which the Issuer has an office, has appointed an agent for the purpose of accepting service or notice of process, or has issued or guaranteed securities.

EXECUTED as an agreement

Subscription Agreement

Signing page

DATED: 4 June 2013

ISSUER

SIGNED by as authorised signatory for **INTERNATIONAL FINANCE CORPORATION** in the presence of	)	
.... Signature of witness	)	.... Signature of Authorised officer
LYDIA OMAEDDIN Name of witness (block letters)	)	MONISH MAHURKAR Name of Authorised officer

Subscription Agreement

JOINT LEAD MANAGERS AND DEALERS

SIGNED by James Hammermaster as attorney for **COMMONWEALTH BANK OF AUSTRALIA** under power of attorney in the presence of:	)
[signature]	
Signature of witness	)
PAUL O'BRIEN	
Name of witness (block letters)	)
	[signature] By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

Subscription Agreement

SIGNED by

and Tracy Jane Unwin
as attorneys for **DEUTSCHE BANK AG, SYDNEY BRANCH** under power of attorney in the presence of:

....

....
By executing this agreement each attorney states that each attorney has received no notice of revocation of the power of attorney

Subscription Agreement

SIGNED by

as attorney for **ROYAL BANK OF CANADA** under power of attorney in the presence of:

....
Signature of witness

DANIEL CHANDLER
....
Name of witness (block letters)

....
By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney



IFC
International
Finance Corporation
World Bank Group

File No. 83-5
Regulation IFC: Rule 3

June 6, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 3 of Regulation IFC are two copies of the Report of International Finance Corporation in respect of its AUD100,000,000 Floating Rate Medium Term Notes due 6 June 2018, dated June 6, 2013.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION

Glenn J. Jessee
Chief Counsel

Attachments



SEC MAIL PROCESSING
RECEIVED
JUN 0 6 2013
196
SECTION

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391



File No. 83-5
Regulation IFC: Rule 3

June 6, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 3 of Regulation IFC are two copies of the Report of International Finance Corporation in respect of its AUD300,000,000 3.50% Medium Term Notes due 6 June 2018, dated June 6, 2013.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION

Glenn J. Jessee
Chief Counsel

Attachments


SEC MAIL PROCESSING
RECEIVED
JUN 06 2013
WASH, D.C.
196
SECTION

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its
AUD300,000,000 3.50% Medium Term Notes due 6 June 2018
under its
Debt Issuance Programme

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: June 6, 2013

The following information regarding an issue of AUD300,000,000, aggregate principal amount of Notes due 6 June 2018 (the "Notes") by International Finance Corporation (the "Corporation") under its AUD Debt Issuance Programme is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Memorandum dated 7 August 2007 (the "Information Memorandum"), the Note Deed Poll dated 7 August 2007 (as amended and/or supplemented from time to time) (the "Deed Poll") and the Confirmation Deed Poll dated 10 October 2008 (the "Confirmation Deed Poll"), the Dealer Agreement dated 7 August 2007 (the "Dealer Agreement"), the Registry Services Agreement dated 7 August 2007 (the "Registry Services Agreement"), the Pricing Supplement dated 4 June 2013 (the "Pricing Supplement") and the Subscription Agreement dated 4 June 2013 (the "Subscription Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Pricing Supplement.

(a) Title and Date. AUD300,000,000 3.50% Medium Term Notes due 6 June 2018.

The Notes issued by the Corporation will be in registered form. They will be debt obligations of the Corporation which are constituted by, and owing under, the Note Deed Poll and the Confirmation Deed Poll. Notes will take the form of entries in a register maintained by the Reserve Bank of Australia (the "Registrar"). See Information Memorandum and Registry Services Agreement.

(b) Interest Rate/Interest Payment Date. 3.50% per annum payable semi-annually in arrears on 6 June and 6 December, commencing with a full first coupon payable on 6 December 2013 to and including the Maturity Date. See, Pricing Supplement, Item 13.

(c) Maturity Date. June 6, 2018.

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Information Memorandum, Conditions of the Notes, Condition 10.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Information Memorandum, Conditions of the Notes, Condition 4.

(g) Other Material Provisions. The Notes have been admitted for trading on the ASX.

(h) Fiscal/Paying Agent. The Registrar will also act as paying agent. The Reserve Bank of Australia, 65 Martin Place, Sydney NSW 2000, Australia.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Information Memorandum, Dealer Agreement and the Subscription Agreement.

The Dealers, party to the Subscription Agreement, have agreed to purchase the Notes at an aggregate purchase price of 98.885 per cent. of the aggregate principal amount of the Notes. See the Pricing Supplement and Subscription Agreement.

(b) Stabilization Provisions. Not Applicable

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Dealer Agreement and Subscription Agreement.

Item 3. Distribution Spread

See Final Terms, “Distribution”.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution

Not Applicable

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Resolution No. IFC 2012-0046 adopted June 20, 2012 by the Board of Directors of the Corporation;[1]

B. Information Memorandum dated 7 August 2007;[2]

C. Note Deed Poll dated 7 August 2007;[2]

D. Dealer Agreement dated 7 August 2007;[2]

E. Registry Services Agreement dated 7 August 2007;[2]

F. Confirmation Deed Poll dated 10 October 2008;[2]

G. Pricing Supplement (4 June 2013); and

H. Subscription Agreement (4 June 2013).

---

[1] Filed on July 10, 2012

[2] Filed on July 28, 2010

2

Exhibit G

Series No.: 10

Tranche No.: 1


IFC
INTERNATIONAL FINANCE CORPORATION

International Finance Corporation

Debt Issuance Programme

Issue of

AUD300,000,000 3.50% Medium Term Notes due 6 June 2018 ("**Notes**")

The date of this Pricing Supplement is 4 June 2013. This Pricing Supplement (as referred to in the Information Memorandum dated 7 August 2007 in relation to the above Programme ("**Information Memorandum**")) relates to the Tranche of Notes referred to above. It is supplementary to, and should be read in conjunction with, the Information Memorandum, the Note Deed Poll executed by the Issuer dated 7 August 2007 and the Confirmation Deed Poll executed by the Issuer dated 10 October 2008.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be registered under the United States Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). The Notes have not been approved or disapproved by the Commission or any State Securities Commission, nor has the Commission or any State Securities Commission passed upon the accuracy or adequacy of the Information Memorandum or this Pricing Supplement. Any representation to the contrary is a criminal offence in the United States. For a description of certain restrictions on offers and sales of Notes and on distribution of this Pricing Supplement and the Information Memorandum, see the section headed "Subscription and Sale" in the Information Memorandum.

The Issuer is not a bank which is authorised under the Banking Act 1959 of Australia. THE NOTES ARE NOT THE OBLIGATIONS OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT and, in particular, are not guaranteed by the Commonwealth of Australia or any other person or governmental agency or instrumentality of any jurisdiction.

The Notes do not represent deposits or other liabilities of the Arranger or any Dealer, nor does the Arranger or any Dealer in any way stand behind the capital value and/or the performance of the Notes. The holding of Notes is subject to investment risk, including possible delays in repayment and loss of income and principal invested.

The particulars to be specified in relation to the Tranche of Notes referred to above are as follows:

1	**Issuer**	:	International Finance Corporation
2	**Type of Notes**	:	Australian Domestic Notes: 3.50% Fixed Rate
3	**If to form a single Series with an existing Series, specify the existing Series and the date on which all Notes of the Series become fungible**	:	Not applicable

4	**Method of distribution**	:	Syndicated Issue
5	**Lead Managers**	:	Commonwealth Bank of Australia (ABN 48 123 123 124) ("**CBA**") Deutsche Bank AG, Sydney Branch (ABN 13 064 165 162) ("**Deutsche Bank**") Royal Bank of Canada (ABN 86 076 940 880) ("**RBC**")
6	**Purchasing Dealers**	:	CBA, Deutsche Bank and RBC
7	**Principal amount of Tranche**	:	AUD300,000,000
8	**Issue Date**	:	6 June 2013
9	**Issue Price**	:	99.989% of the principal amount
10	**Currency and denomination**	:	Denominations of AUD1,000. The minimum consideration payable when issued in Australia will be AUD500,000
11	**Maturity Date**	:	6 June 2018
12	**Status of the Notes**	:	Senior, unsecured
13	**If the Notes are Fixed Rate Notes**	:	Condition 6 applies: Yes
	Fixed Coupon Amount	:	AUD17.50 per AUD1,000 in principal amount per Interest Payment Date
	Interest Rate	:	3.50% per annum
	Interest Commencement Date	:	Issue Date
	Interest Payment Dates	:	Semi-annually on 6 June and 6 December, commencing with a full first coupon payable on 6 December 2013 to and including the Maturity Date, subject to Business Day Convention
	Business Day Convention	:	Following Business Day Convention (Unadjusted)
	Day Count Fraction	:	RBA Bond Basis where: **RBA Bond Basis** means one divided by the number of Interest Payment Dates in a year (or where the Calculation Period does not constitute an Interest Period, the actual number of days in the Calculation Period divided by 365 (or, if the portion of the Calculation Period falls in a leap year, the sum of: (i) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366; and (ii) the actual number of days in that portion of the Calculation Period falling in a non-leap year

divided by 365)).

14	**If the Notes are Floating Rate Notes**	:	Condition 7 applies: No
15	**Relevant Financial Centre**	:	Not applicable
16	**Linear Interpolation**	:	Not applicable
17	**If Notes are Structured Notes**	:	Condition 8 applies: No
18	**Amortisation Yield**	:	Not applicable
19	**If Notes are Instalment Notes**	:	Not applicable
20	**If Notes are Partly Paid Notes**	:	Not applicable
21	**Redemption Amount**	:	Outstanding principal amount
22	**Early Redemption Amount (Default)**	:	Redemption Amount plus interest accrued on each Note to (but excluding) the redemption date
23	**Additional or alternate newspapers**	:	Not applicable. Notices to be given in accordance with Condition 20.
24	**Other relevant terms and conditions**	:	**1. Business Days** See the definition for Business Days under Condition 1.1, provided that the words "Washington DC" in that definition are deleted. **2. Amendment to Condition 5.7(a)** The following is inserted into Condition 5.7(a) as a new sub-paragraph (iii): "(iii) the transferee is not a "retail client" as that term is defined in section 761G of the Corporations Act;".
25	**Registrar**	:	Reserve Bank of Australia
26	**Calculation Agent**	:	Not applicable
27	**Clearing System(s)**	:	Austraclear, Euroclear and Clearstream
28	**ISIN**	:	AU0000IFXHI3
29	**Common Code**	:	094078156
30	**Selling restrictions**	:	The Selling Restrictions are amended as set out in Schedule A to this Pricing Supplement
31	**Listing**	:	It is intended that the Notes will be listed on the Australian Securities Exchange operated by ASX Limited (ABN 98 008 624 691)
32	**Additional information**	:	United States taxation disclosure is set out in Schedule B to this Pricing Supplement

CONFIRMED
For and on behalf of
International Finance Corporation

By: ....

Name: MONISH MAHURKAR

Title: DIRECTOR

Date: 4 June 2013

11450285_5

SCHEDULE A

The section of the Information Memorandum entitled "Subscription and Sale" is amended by deleting the selling restrictions set out in paragraphs 2, 5, 6, 7, 8 and 9 and replacing them with the following:

"2 **Australia**

No prospectus or other disclosure document (as defined in the Corporations Act 2001 of Australia ("**Corporations Act**")) in relation to the Programme or any Notes has been, or will be, lodged with the Australian Securities and Investment Commission ("**ASIC**"). Each Dealer has represented and agreed that it:

(a) has not made or invited, and will not make or invite, an offer of the Notes for issue or sale in Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, this Information Memorandum or any other offering material or advertisement relating to any Notes in Australia,

unless:

(i) the aggregate consideration payable by each offeree is at least A$500,000 (or its equivalent in an alternate currency, in either case, disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act;

(ii) the offer does not constitute an offer to a "retail client" for the purpose of Chapter 7 of the Corporations Act;

(iii) such action complies with all applicable laws and regulations; and

(iv) such action does not require any document to be lodged with ASIC.

5 **Hong Kong**

Each Dealer has represented and agreed that:

(a) the Notes have not been authorised by the Hong Kong Securities and Futures Commission;

(b) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) (as amended) of Hong Kong ("**SFO**") and any rules made under the SFO, or (ii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) (as amended) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(c) unless it is a person permitted to do so under the applicable securities laws of Hong Kong, it has not issued, or had in its possession for the purpose of issue, and will not issue, or have in its possession for the purpose of issue, whether in Hong Kong or elsewhere, any advertisement, invitation, base prospectus or other offering material or other document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to

"professional investors" within the meaning of the SFO and any rules made under the SFO.

6 Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the "**Financial Instruments and Exchange Act**") and, accordingly, each Dealer appointed under the Programme has represented and agreed that it has not offered or sold, and will not offer or sell any Notes directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws and regulations of Japan. For the purposes of this paragraph, "Japanese Person" means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

7 New Zealand

Each Dealer has represented and agreed that:

(a) it has not offered or sold, and will not offer or sell, directly or indirectly, any Notes; and

(b) it has not distributed and will not distribute, directly or indirectly, any offering materials or advertisement in relation to any offer of Notes,

in each case in New Zealand unless:

(i) the aggregate consideration payable is not less than NZ$500,000 (disregarding any amount lent by the offeror or any associated person of the offeror); or

(ii) the New Zealand Notes are transferred to persons whose principal business is the investment of money or who in the course of and for the purposes of their business, habitually invest money within the meaning of the Securities Act 1978 of New Zealand or to eligible persons within the meaning of the Securities Act 1978 of New Zealand or in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand.

8 Singapore

The Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore ("**Securities and Futures Act**").

Each Dealer has represented and agreed that it will not offer or sell the Notes, nor make the Notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute the Information Memorandum or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any Notes, whether directly or indirectly, to persons in Singapore other than: (a) to an institutional investor under Section 274 of the Securities and Futures Act; (b) to a relevant person (as defined in Section 275(2) of the Securities and Futures Act) pursuant to Section 275(1) of the Securities and Futures Act, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) otherwise than pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Where the Notes are subscribed or purchased in reliance of an exemption under Section 274 or 275 of the Securities and Futures Act, the Notes shall not be sold within the period of 6 months from the date of the initial acquisition of the Notes, except to any of the following persons:

(a) an institutional investor (as defined in Section 4A of the Securities and Futures Act);

(b) a relevant person (as defined in Section 275(2) of the Securities and Futures Act); or

(c) any person pursuant to an offer referred to in Section 275(1A) of the Securities and Futures Act,

unless expressly specified otherwise in Section 276(7) of the Securities and Futures Act or Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Where the Notes are subscribed or purchased under Section 275 of the Securities and Futures Act by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the Securities and Futures Act)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the Securities and Futures Act) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the Securities and Futures Act except:

(i) to an institutional investor (under Section 274 of the Securities and Futures Act) or to a relevant person (as defined in Section 275(2) of the Securities and Futures Act and in accordance with the conditions specified in Section 275 of the Securities and Futures Act;

(ii) (in the case of a corporation) where the transfer arises from an offer referred to in Section 276(3)(i)(B) of the Securities and Futures Act or (in the case of a trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B)of the Securities and Futures Act;

(iii) where no consideration is or will be given for the transfer;

(iv) where the transfer is by operation of law;

(v) as specified in Section 276(7) of the Securities and Futures Act; or

(vi) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore."

SCHEDULE B

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement or any document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

The following is a summary of certain provisions of the Articles of Agreement ("**Articles**") constituting the International Finance Corporation ("**Issuer**") and of certain anticipated United States federal income, withholding and estate tax consequences resulting from the ownership of the Notes. This summary does not cover all of the possible tax consequences relating to the ownership of the Notes and the receipt of interest thereon, and it is not intended as tax advice to any person. It addresses only holders who are initial purchasers of the Notes at the initial offering price and hold the Notes as capital assets, and does not address special classes of holders, such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, tax-exempt entities, life insurance companies, persons holding Notes as a hedge or hedged against interest rate or currency risks, persons holding the Notes as part of a straddle or conversion transaction, persons that purchase or sell Notes as part of a wash sale, or holders whose functional currency is not the U.S. dollar. Investors who purchase Notes at a price other than the offering price should consult their tax advisor as to the possible applicability to them of the amortizable bond premium or market discount rules.

This summary is based upon the United States federal income, withholding and estate tax laws as currently in effect and as currently interpreted. These laws are subject to change, possibly with retroactive effect. This summary does not include any description of the tax laws of any state, local or foreign government that may apply.

If a partnership holds the Notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Notes.

Prospective purchasers of Notes should consult their own tax advisors concerning the application of the United States federal income, withholding and estate tax laws, as well as the possible application of the tax laws of any other jurisdiction, to their particular situation.

Taxation of the Notes in General

The Notes and the interest thereon generally will be subject to taxation, including United States federal income taxation. Under the Articles, however, the Notes and the interest thereon are not subject to any tax by a member country of the Issuer (i) which tax discriminates against the Notes solely because they were issued by the Issuer, or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Issuer. The imposition of United States federal income tax in the manner described herein is not inconsistent with the Articles.

United States Federal Income Taxation

Treatment of Qualified Stated Interest

Under the Internal Revenue Code of 1986, as amended (the "**Code**"), a holder of a Note who or which is (i) a United States citizen or resident alien individual, (ii) a United States domestic corporation, (iii) an estate subject to United States federal income taxation on a net income basis in respect of a Note or (iv) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust (a

"**U.S. Holder**") will be taxable on the stated interest accrued or received on such Note in accordance with such U.S. Holder's method of accounting for United States federal income tax purposes. .

Because the Notes are denominated in Australian dollar, interest payments on the Notes are subject to special rules governing debt instruments on which interest payments are denominated in or determined by reference to a currency other than the U.S. dollar (a "**foreign currency**"). Under such special rules, the amount of income recognized by a cash basis U.S. Holder will be the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. Accrual basis U.S. Holders may determine the amount of income recognized with respect to such interest payments in accordance with either of two methods, in either case regardless of whether the payments are in fact converted into U.S. dollars. Under the first method, the amount of income recognized will be based on the average exchange rate in effect during the interest accrual period (or, with respect to an accrual period that spans two taxable years, the partial period within the taxable year).

Under the second method, an accrual basis U.S. Holder may elect to translate interest income into U.S. dollars at the exchange rate in effect on the last day of the accrual period (or, in the case of an accrual period that spans two taxable years, at the exchange rate in effect on the last day of the partial period within the taxable year). Additionally, if a payment of interest is actually received within five business days of the last day of the accrual period or taxable year, an electing accrual basis U.S. Holder may instead translate such accrued interest into U.S. dollars at the exchange rate in effect on the day of actual receipt. Any election to use the second method will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by such U.S. Holder, and will be irrevocable without the consent of the Internal Revenue Service.

Upon receipt of an interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Note) denominated in a foreign currency, an accrual basis U.S. Holder will recognize ordinary income or loss measured by the difference between (x) the average exchange rate used to accrue interest income, or the exchange rate as determined under the second method described above if the U.S. Holder elects that method, and (y) the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.

The Internal Revenue Service has issued to the Issuer a ruling dated February 14, 1992 (the "**Ruling**") regarding certain United States federal tax consequences of the receipt of interest on securities issued by the Issuer. The Ruling provides that interest paid by the Issuer on such securities constitutes income from sources without the United States.

Because, under the Ruling, interest on the Notes is treated as income from sources without the United States, interest paid by the Issuer would ordinarily not be subject to United States federal income tax, including withholding tax, if paid to a nonresident alien individual (or foreign estate or trust not subject to United States federal income tax on a net income basis) or to a foreign corporation (a "**non-U.S. Holder**"), whether or not such person is engaged in trade or business in the United States. However, absent any special statutory or treaty exception, such income would be subject to United States federal income tax in the following cases: (a) such interest is derived by such person in the active conduct of a banking, financing or similar business within the United States and such interest is attributable to an office or other fixed place of business of such person within the United States or (b) such person is a foreign corporation taxable as an insurance company carrying on a United States insurance business to which such interest is attributable.

Purchase, Sale and Retirement of the Notes

A U.S. Holder's initial tax basis in a Note will generally be its U.S. dollar cost. The U.S. dollar cost of Notes purchased with foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Notes traded on an established securities market (within the meaning of Treasury Regulations Section 1.988-2(a)(2)(iv)) purchased by a cash basis U.S. Holder (or an electing accrual basis U.S. Holder), on the settlement date for the purchase. A U.S. Holder's initial tax basis in a Note may be adjusted in certain circumstances, such as, in the case of an accrual basis U.S. Holder, the accrual of interest income.

A U.S. Holder generally will recognize gain or loss on the sale or retirement of a Note equal to the difference between the amount realized on the sale or retirement and the adjusted tax basis of the Note. The amount realized on a sale or retirement for an amount in a foreign currency will be the U.S. dollar value of such amount on the date of sale or retirement or, in the case of Notes traded on an established securities market (within the meaning of Treasury Regulations Section 1.988-2(a)(2)(iv)) sold by a cash basis-U.S. Holder (or an electing accrual basis U.S. Holder), on the settlement date for the sale. Except to the extent described in the next succeeding paragraph or attributable to accrued but unpaid interest, gain or loss recognized on the sale or retirement of a Note will be capital gain or loss. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates where the holder has a holding period greater than one year.

Gain or loss recognized by a U.S. Holder on the sale or retirement of a Note that is attributable to changes in exchange rates will be treated as ordinary income or loss. However, exchange gain or loss is taken into account only to the extent of total gain or loss realized on the transaction.

A non-U.S. Holder generally will not be taxable on gain or loss on the sale or exchange of a Note unless ownership of the Note is effectively connected with the conduct of a trade or business in the United States or, in the case of a non-resident alien individual, such individual is present in the United States for 183 or more days in the taxable year of the sale or exchange and certain other conditions are met.

Exchange of Amounts in Foreign Currency

Foreign currency received as interest on a Note or on the sale or retirement of a Note will have a tax basis equal to its U.S. dollar value at the time such interest is received or at the time of such sale or retirement. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of such foreign currency on the date of purchase. Any gain or loss recognized on a sale or other disposition of a foreign currency (including its use to purchase Notes or upon exchange for U.S. dollars) will be ordinary income or loss.

United States Federal Withholding Tax

Under the Articles, the Issuer is not under any obligation to withhold or pay any tax imposed by any member on the interest on the Notes. The Ruling confirms that neither the Issuer nor an agent appointed by it as principal for the purpose of paying interest on securities issued by the Issuer is required to withhold tax on interest paid by the Issuer. Payments of interest on the Notes will therefore be made to the Fiscal Agent without deduction in respect of any such tax.

United States Federal Estate Tax

In the case of United States federal estate tax, the Ruling determined that, unless an applicable death tax convention with a foreign country provides otherwise, securities of the Issuer are deemed to be situated without the United States for purposes of the United States federal estate tax and are not includible in the value of the gross estate for purposes of such tax in the case of the estate of a nonresident of the United States who is not a citizen of the United States.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual's circumstances). A holder's net investment income generally includes its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions

Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a "Reportable Transaction"). Under these regulations, if the Notes are denominated in a foreign currency, a U.S. Holder (or a non-U.S. Holder that holds the Notes in connection with a U.S. trade or business) that recognizes a loss with respect to the Notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above) would be required to report the loss on Internal Revenue Service Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. Holders should consult their tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Notes.

Information with Respect to Foreign Financial Assets

Owners of "specified foreign financial assets" with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

United States Information Reporting and Backup Withholding

The Issuer is not subject to the reporting requirements that generally are imposed by United States law with respect to certain payments of interest or principal on debt obligations, nor is it subject to backup withholding obligations imposed in certain circumstances by United States law with respect to such payments. The Ruling confirms that the backup withholding requirements do not apply to any paying agent of the Issuer with respect to the Notes.

Brokers, trustees, custodians and other intermediaries within the United States are subject to reporting and backup withholding requirements with respect to certain payments on the Notes received by them for the account of certain non-corporate United States persons. Foreign persons receiving payments on the Notes within the United States may be required by such intermediaries to establish their status in order to avoid information reporting and backup withholding by such intermediaries in respect of such payments.

KING&WOOD
MALLESONS

EXHIBIT H.

Subscription Agreement

Dated 4 June 2013

International Finance Corporation

and

Commonwealth Bank of Australia (ABN 48 123 123 124)
Deutsche Bank AG, Sydney Branch (ABN 13 064 165 162)
Royal Bank of Canada (ABN 86 076 940 880) (each a “Joint Lead Manager” and “Dealer”, and together, the “Joint Lead Managers” and “Dealers”)

King & Wood Mallesons
Level 61
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.kwm.com

Subscription Agreement
Contents

Subscription Agreement

Details

Parties	Issuer and Joint Lead Managers and Dealers	
Issuer	Name	**International Finance Corporation**
	Address	2121 Pennsylvania Avenue, N.W. Washington, DC 20433 United States of America
	Telephone	+ 1 202 458 9230
	Fax	+ 1 202 522 6807
	Attention	Vice President, Treasury and Information Technology
Joint Lead Managers and Dealers	Name	**Commonwealth Bank of Australia**
	ABN	48 123 123 124
	Address	Level 23 Darling Park Tower 1 201 Sussex Street Sydney, NSW, 2000 Australia
	Telephone	+61 2 9118 1219
	Fax	+61 2 9118 1002
	Attention	Head of Debt Capital Markets
	Name	**Deutsche Bank AG, Sydney Branch**
	ABN	13 064 165 162
	Address	Level 16 Deutsche Bank Place Corner of Hunter and Phillip Streets Sydney NSW 2000 Australia
	Telephone	+61 2 8258 2657
	Fax	+61 2 8258 2220
	Attention	Head of Debt Capital Markets
	Name	**Royal Bank of Canada**
	ABN	86 076 940 880

	Address	Level 47 2 Park Street Sydney NSW 2000 Australia
	Telephone	+61 2 9033 3033
	Fax	+61 2 9264 2855
	Attention	Head of Debt Capital Markets
Dealer Agreement	Dealer Agreement dated 7 August 2007 between the Issuer and Commonwealth Bank of Australia as the Arranger	
Governing law	New South Wales	
Notes to be subscribed for	A$300,000,000 3.50% Medium Term Notes due 6 June 2018 ("**Fixed Rate Notes**") and A$100,000,000 Floating Rate Medium Term Notes due 6 June 2018 ("**Floating Rate Notes**", and together with the Fixed Rate Notes, the "**Notes**")	
Date of Subscription Agreement	4 June 2013	

Subscription Agreement

General terms

1 Interpretation

1.1 Interpretation and definitions

The "Interpretation" clause of the Dealer Agreement applies to this agreement as if it was fully set out in this agreement except these meanings apply unless the contrary intention appears:

Arranger has the meaning given in the Dealer Agreement;

Dealer means each person so described in the Details;

Dealer Agreement means the agreement so described in the Details;

Details means the section of this agreement headed "Details";

Notes means the notes to be subscribed for under this agreement as set out in the Details; and

Purchase Price means, in respect of a Note, the purchase price of that Note set out in clause 4.1 ("Subscription").

1.2 Inconsistency with Dealer Agreement

This agreement prevails to the extent it is inconsistent with the Dealer Agreement.

2 Appointment of Joint Lead Managers and Dealers

2.1 Appointment of Dealers

In accordance with clause 17 ("Dealer appointment and termination") of the Dealer Agreement, the Issuer appoints each of Commonwealth Bank of Australia ("**CBA**"), Deutsche Bank AG, Sydney Branch ("**Deutsche Bank**") and Royal Bank of Canada ("**RBC**") to act as a Dealer in respect of the Notes on the terms set out in the Dealer Agreement and each accepts that appointment.

2.2 Appointment of Joint Lead Managers

In accordance with clause 2.4 ("Lead Manager") of the Dealer Agreement, the Issuer appoints each of CBA, Deutsche Bank and RBC to act as Joint Lead Managers in relation to the issue and sale of the Notes and each accepts that appointment.

3 Acknowledgments by Dealer

Each Dealer acknowledges that it has received:

(a) a copy of the Dealer Agreement; and

(b) copies of the Information Memorandum for the Notes,

and the Issuer confirms to each Dealer that the documents referred to in clause 3.1 ("Conditions to first issue") of the Dealer Agreement have been provided to the Arranger who received them in form and substance satisfactory to it at the time the Programme was established.

4 Subscription

4.1 Subscription

On 6 June 2013, or on any other date no later than 13 June 2013 as is agreed between the Issuer and each of the Dealers ("**Issue Date**"):

(a) the Issuer agrees to issue and sell the Notes in accordance with this agreement and the Dealer Agreement; and

(b) each Dealer severally agrees to subscribe for the Notes in the Principal Amount (as set out in Column 2 of the tables below) by paying the Purchase Price for those Notes (as set out in Column 3 of the tables below) in accordance with this agreement and the Dealer Agreement.

Table 1: Fixed Rate Notes

Column 1	**Column 2**	**Column 3**
Name of Dealer	Principal Amount of Fixed Rate Notes to be subscribed	Purchase Price
CBA	A$100,000,000	A$99,852,000 (being the purchase amount payable for the Fixed Rate Notes of A$99,989,000 less the Dealer Fee referred to in clause 8 ("Fees") of A$137,000)
Deutsche Bank	A$100,000,000	A$99,852,000 (being the purchase amount payable for the Fixed Rate Notes of A$99,989,000 less the Dealer Fee referred to in clause 8 ("Fees") of A$137,000)
RBC	A$100,000,000	A$99,852,000 (being the purchase amount payable for the Fixed Rate Notes of A$99,989,000 less the Dealer Fee referred to in clause 8 ("Fees") of A$137,000)
Total	**A$300,000,000**	**A$299,556,000**

Table 2: Floating Rate Notes

Column 1	Column 2	Column 3
Name of Dealer	Principal Amount of Floating Rate Notes to be subscribed	Purchase Price
CBA	A$33,000,000	A$32,954,790 (being the purchase amount payable for the Floating Rate Notes of A$33,000,000 less the Dealer Fee referred to in clause 8 ("Fees") of A$45,210)
Deutsche Bank	A$33,000,000	A$32,954,790 (being the purchase amount payable for the Floating Rate Notes of A$33,000,000 less the Dealer Fee referred to in clause 8 ("Fees") of A$45,210)
RBC	A$34,000,000	A$33,953,420 (being the purchase amount payable for the Floating Rate Notes of A$34,000,000 less the Dealer Fee referred to in clause 8 ("Fees") of A$46,580)
Total	**A$100,000,000**	**A$99,863,000**

4.2 Pricing Supplements

The Issuer confirms that it has signed two pricing supplements ("**Pricing Supplements**") each dated 4 June 2013 in connection with the issue of the Notes.

4.3 Authority to distribute

The Issuer authorises the Dealers to distribute copies of the following documents in connection with the offering and sale of the Notes in accordance with the Dealer Agreement:

(a) the Information Memorandum for the Notes;

(b) the Pricing Supplements; and

(c) any other documents prepared in connection with the Programme and the issue of the Notes.

4.4 Obligations - individual and independent

Except as expressly provided in this agreement, the obligations of the Issuer and each Dealer under this agreement are individual and independent and:

(a) the failure of one or more of them to comply with their obligations under this agreement does not relieve the others of any of their respective obligations;

(b) none of them is responsible for the failure of another to comply with their obligations under this agreement; and

(c) each of them may separately enforce its rights against the others.

4.5 Payment

Despite clause 4.1 ("Subscription") and clause 4.4 ("Obligations - individual and independent"), each Dealer agrees that settlement takes place on the following basis:

(a) Deutsche Bank agrees to pay the aggregate Purchase Price for the Notes to the account nominated by the Issuer in the manner agreed between them;

(b) the Issuer agrees to issue the Notes to Deutsche Bank; and

(c) Deutsche Bank agrees to deliver the Notes to CBA and RBC in the amounts specified in Column 2 of the schedule in clause 4.1 ("Subscription") against payment by CBA and RBC of an amount equal to their respective settlement amount through the Austraclear System or in any other manner agreed between them.

Nothing in this clause 4.5 relieves the Issuer from the obligation to sell the Notes or the Dealers from their obligations to purchase the Notes in accordance with the other provisions of this agreement.

Deutsche Bank is not responsible to any other party if the Issuer, CBA or RBC do not comply with their respective obligations under this agreement and if a Dealer becomes insolvent or otherwise unable to perform its obligations on or before the Issue Date, the Issuer need not issue the Notes to be delivered to that Dealer under paragraph (c) above and Deutsche Bank need not pay the Issuer the proportionate amount of the Purchase Price attributable to those Notes.

5 Dealer Agreement

For the purposes of the Dealer Agreement:

(a) the Notes are Australian Domestic Notes as defined in the Dealer Agreement;

(b) this agreement is a Subscription Agreement;

(c) each Dealer is a Dealer on the terms set out in the Dealer Agreement; and

(d) each Joint Lead Manager accepts its appointment as Joint Lead Manager on the terms set out in the Dealer Agreement.

6 Secondary market

Each Dealer acknowledges that the issue of Notes under this agreement is a Syndicated Issue of Notes, and that clause 4 ("Procedures for offer and acceptance of Notes") of the Dealer Agreement relating to a Syndicated Issue applies to Notes issued under this agreement.

7 Conditions precedent

7.1 Acknowledgment

The Issuer acknowledges that the Dealers' obligations to subscribe and pay for the Notes on the Issue Date are subject to the satisfaction of the conditions precedent set out in clause 3 ("Conditions precedent") of the Dealer Agreement.

7.2 Waiver

The Dealers agree that for the purposes of the condition precedent set out in clause 3.2(h) ("Conditions to each issue") of the Dealer Agreement, the Issuer has agreed to apply for the Notes to be listed on the ASX prior to the Issue Date but that such listing may not be obtained prior to the Issue Date of the Notes.

7.3 Termination

If any of the conditions in clause 3 ("Conditions precedent") of the Dealer Agreement or this clause 7 are not satisfied or waived by the Issue Date, each Dealer may terminate this agreement and the Dealers are released from their respective obligations under it.

This does not prejudice any accrued right or obligation of the Issuer in respect of Costs of the Dealers incurred before or in conjunction with the termination.

8 Fees

The Issuer agrees to pay to the Dealers on the Issue Date an aggregate dealer fee ("**Dealer Fee**") comprising of:

(a) 0.137 per cent. of the Principal Amount of the Fixed Rate Notes; and

(b) 0.137 per cent. of the Principal Amount of the Floating Rate Notes.

The Dealer Fee is incorporated in the net Purchase Price payable by each Dealer as specified in Column 3 of the tables in clause 4.1 ("Subscription"). The obligation of the Issuer under this clause is subject to this agreement not having been terminated under clause 7.3 ("Termination"). Notwithstanding this clause 8, the Dealers agree amongst themselves that the aggregate dealer fee (being an amount of A$548,000) will be allocated between the Dealers in equal portions as has been separately agreed between them.

9 Selling restrictions

The Issuer and each of the Dealers agree that the selling restrictions set out in the Information Memorandum are changed for the purposes of clause 7.4 ("Change to selling restrictions") of the Dealer Agreement in the manner set out in Schedule A to each of the Pricing Supplements.

10 Notices

Clause 20 ("Notices") of the Dealer Agreement applies to this agreement and if to the Dealers, in accordance with their information set out in the Details.

11 Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document.

12 Governing law

This agreement is governed by the law in force in New South Wales.

The parties submit to the non-exclusive jurisdiction of the courts of New South Wales and courts of appeal from them. The Issuer waives any right it has to object to an action being brought in those courts including by claiming that the action has been brought in an inconvenient forum or that those courts do not have jurisdiction. Pursuant to Article VI, Section 3 of the Issuer's Articles of Agreement, actions may be brought against the Issuer only in a court of competent jurisdiction in the territories of a member in which the Issuer has an office, has appointed an agent for the purpose of accepting service or notice of process, or has issued or guaranteed securities.

EXECUTED as an agreement

Subscription Agreement

Signing page

DATED: 4 June 2013

ISSUER

SIGNED by as authorised signatory for **INTERNATIONAL FINANCE CORPORATION** in the presence of	)	
.... Signature of witness	)	.... Signature of Authorised officer
LYDIA OMAEDIN .... Name of witness (block letters)	)	MONISH MAHURKAR .... Name of Authorised officer

Subscription Agreement

JOINT LEAD MANAGERS AND DEALERS

SIGNED by James Hammermaster as attorney for **COMMONWEALTH BANK OF AUSTRALIA** under power of attorney in the presence of:

....
Signature of witness

PAUL O'BRIEN
....
Name of witness (block letters)

....
By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

Subscription Agreement

SIGNED by

and Tracy Jane Unwin
as attorneys for **DEUTSCHE BANK AG, SYDNEY BRANCH** under power of attorney in the presence of:

....

....
By executing this agreement each attorney states that each attorney has received no notice of revocation of the power of attorney

Subscription Agreement

SIGNED by

as attorney for **ROYAL BANK OF CANADA** under power of attorney in the presence of:

....
Signature of witness

..DANIEL CHANDLER..
Name of witness (block letters)

....
By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its
AUD300,000,000 3.50% Medium Term Notes due 6 June 2018
under its
Debt Issuance Programme

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: June 6, 2013

The following information regarding an issue of AUD300,000,000, aggregate principal amount of Notes due 6 June 2018 (the "Notes") by International Finance Corporation (the "Corporation") under its AUD Debt Issuance Programme is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Memorandum dated 7 August 2007 (the "Information Memorandum"), the Note Deed Poll dated 7 August 2007 (as amended and/or supplemented from time to time) (the "Deed Poll") and the Confirmation Deed Poll dated 10 October 2008 (the "Confirmation Deed Poll"), the Dealer Agreement dated 7 August 2007 (the "Dealer Agreement"), the Registry Services Agreement dated 7 August 2007 (the "Registry Services Agreement"), the Pricing Supplement dated 4 June 2013 (the "Pricing Supplement") and the Subscription Agreement dated 4 June 2013 (the "Subscription Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Pricing Supplement.

(a) Title and Date. AUD300,000,000 3.50% Medium Term Notes due 6 June 2018.

The Notes issued by the Corporation will be in registered form. They will be debt obligations of the Corporation which are constituted by, and owing under, the Note Deed Poll and the Confirmation Deed Poll. Notes will take the form of entries in a register maintained by the Reserve Bank of Australia (the "Registrar"). See Information Memorandum and Registry Services Agreement.

(b) Interest Rate/Interest Payment Date. 3.50% per annum payable semi-annually in arrears on 6 June and 6 December, commencing with a full first coupon payable on 6 December 2013 to and including the Maturity Date. See, Pricing Supplement, Item 13.

(c) Maturity Date. June 6, 2018.

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Information Memorandum, Conditions of the Notes, Condition 10.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Information Memorandum, Conditions of the Notes, Condition 4.

(g) Other Material Provisions. The Notes have been admitted for trading on the ASX.

(h) Fiscal/Paying Agent. The Registrar will also act as paying agent. The Reserve Bank of Australia, 65 Martin Place, Sydney NSW 2000, Australia.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Information Memorandum, Dealer Agreement and the Subscription Agreement.

The Dealers, party to the Subscription Agreement, have agreed to purchase the Notes at an aggregate purchase price of 98.885 per cent. of the aggregate principal amount of the Notes. See the Pricing Supplement and Subscription Agreement.

(b) Stabilization Provisions. Not Applicable

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Dealer Agreement and Subscription Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution

Not Applicable

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Resolution No. IFC 2012-0046 adopted June 20, 2012 by the Board of Directors of the Corporation;[1]

B. Information Memorandum dated 7 August 2007;[2]

C. Note Deed Poll dated 7 August 2007;[2]

D. Dealer Agreement dated 7 August 2007;[2]

E. Registry Services Agreement dated 7 August 2007;[2]

F. Confirmation Deed Poll dated 10 October 2008;[2]

G. Pricing Supplement (4 June 2013); and

H. Subscription Agreement (4 June 2013).

[1] Filed on July 10, 2012

[2] Filed on July 28, 2010

2

ExHIBIT G

Series No.: 10

Tranche No.: 1


IFC
INTERNATIONAL FINANCE CORPORATION

International Finance Corporation

Debt Issuance Programme

Issue of

AUD300,000,000 3.50% Medium Term Notes due 6 June 2018 ("Notes")

The date of this Pricing Supplement is 4 June 2013. This Pricing Supplement (as referred to in the Information Memorandum dated 7 August 2007 in relation to the above Programme ("**Information Memorandum**")) relates to the Tranche of Notes referred to above. It is supplementary to, and should be read in conjunction with, the Information Memorandum, the Note Deed Poll executed by the Issuer dated 7 August 2007 and the Confirmation Deed Poll executed by the Issuer dated 10 October 2008.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be registered under the United States Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). The Notes have not been approved or disapproved by the Commission or any State Securities Commission, nor has the Commission or any State Securities Commission passed upon the accuracy or adequacy of the Information Memorandum or this Pricing Supplement. Any representation to the contrary is a criminal offence in the United States. For a description of certain restrictions on offers and sales of Notes and on distribution of this Pricing Supplement and the Information Memorandum, see the section headed "Subscription and Sale" in the Information Memorandum.

The Issuer is not a bank which is authorised under the Banking Act 1959 of Australia. THE NOTES ARE NOT THE OBLIGATIONS OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT and, in particular, are not guaranteed by the Commonwealth of Australia or any other person or governmental agency or instrumentality of any jurisdiction.

The Notes do not represent deposits or other liabilities of the Arranger or any Dealer, nor does the Arranger or any Dealer in any way stand behind the capital value and/or the performance of the Notes. The holding of Notes is subject to investment risk, including possible delays in repayment and loss of income and principal invested.

The particulars to be specified in relation to the Tranche of Notes referred to above are as follows:

1	**Issuer**	:	International Finance Corporation
2	**Type of Notes**	:	Australian Domestic Notes: 3.50% Fixed Rate
3	**If to form a single Series with an existing Series, specify the existing Series and the date on which all Notes of the Series become fungible**	:	Not applicable

4	**Method of distribution**	:	Syndicated Issue
5	**Lead Managers**	:	Commonwealth Bank of Australia (ABN 48 123 123 124) ("**CBA**") Deutsche Bank AG, Sydney Branch (ABN 13 064 165 162) ("**Deutsche Bank**") Royal Bank of Canada (ABN 86 076 940 880) ("**RBC**")
6	**Purchasing Dealers**	:	CBA, Deutsche Bank and RBC
7	**Principal amount of Tranche**	:	AUD300,000,000
8	**Issue Date**	:	6 June 2013
9	**Issue Price**	:	99.989% of the principal amount
10	**Currency and denomination**	:	Denominations of AUD1,000. The minimum consideration payable when issued in Australia will be AUD500,000
11	**Maturity Date**	:	6 June 2018
12	**Status of the Notes**	:	Senior, unsecured
13	**If the Notes are Fixed Rate Notes**	:	Condition 6 applies: Yes
	Fixed Coupon Amount	:	AUD17.50 per AUD1,000 in principal amount per Interest Payment Date
	Interest Rate	:	3.50% per annum
	Interest Commencement Date	:	Issue Date
	Interest Payment Dates	:	Semi-annually on 6 June and 6 December, commencing with a full first coupon payable on 6 December 2013 to and including the Maturity Date, subject to Business Day Convention
	Business Day Convention	:	Following Business Day Convention (Unadjusted)
	Day Count Fraction	:	RBA Bond Basis where: **RBA Bond Basis** means one divided by the number of Interest Payment Dates in a year (or where the Calculation Period does not constitute an Interest Period, the actual number of days in the Calculation Period divided by 365 (or, if the portion of the Calculation Period falls in a leap year, the sum of: (i) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366; and (ii) the actual number of days in that portion of the Calculation Period falling in a non-leap year

divided by 365)).

14	**If the Notes are Floating Rate Notes**	:	Condition 7 applies: No
15	**Relevant Financial Centre**	:	Not applicable
16	**Linear Interpolation**	:	Not applicable
17	**If Notes are Structured Notes**	:	Condition 8 applies: No
18	**Amortisation Yield**	:	Not applicable
19	**If Notes are Instalment Notes**	:	Not applicable
20	**If Notes are Partly Paid Notes**	:	Not applicable
21	**Redemption Amount**	:	Outstanding principal amount
22	**Early Redemption Amount (Default)**	:	Redemption Amount plus interest accrued on each Note to (but excluding) the redemption date
23	**Additional or alternate newspapers**	:	Not applicable. Notices to be given in accordance with Condition 20.
24	**Other relevant terms and conditions**	:	1. **Business Days** See the definition for Business Days under Condition 1.1, provided that the words "Washington DC" in that definition are deleted. 2. **Amendment to Condition 5.7(a)** The following is inserted into Condition 5.7(a) as a new sub-paragraph (iii): "(iii) the transferee is not a "retail client" as that term is defined in section 761G of the Corporations Act;".
25	**Registrar**	:	Reserve Bank of Australia
26	**Calculation Agent**	:	Not applicable
27	**Clearing System(s)**	:	Austraclear, Euroclear and Clearstream
28	**ISIN**	:	AU0000IFXHI3
29	**Common Code**	:	094078156
30	**Selling restrictions**	:	The Selling Restrictions are amended as set out in Schedule A to this Pricing Supplement
31	**Listing**	:	It is intended that the Notes will be listed on the Australian Securities Exchange operated by ASX Limited (ABN 98 008 624 691)
32	**Additional information**	:	United States taxation disclosure is set out in Schedule B to this Pricing Supplement

CONFIRMED
For and on behalf of
International Finance Corporation

By: [signature]

Name: MONISH MAHURKAR

Title: DIRECTOR

Date: 4 June 2013

SCHEDULE A

The section of the Information Memorandum entitled "Subscription and Sale" is amended by deleting the selling restrictions set out in paragraphs 2, 5, 6, 7, 8 and 9 and replacing them with the following:

"2 Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 of Australia ("**Corporations Act**")) in relation to the Programme or any Notes has been, or will be, lodged with the Australian Securities and Investment Commission ("**ASIC**"). Each Dealer has represented and agreed that it:

(a) has not made or invited, and will not make or invite, an offer of the Notes for issue or sale in Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, this Information Memorandum or any other offering material or advertisement relating to any Notes in Australia,

unless:

(i) the aggregate consideration payable by each offeree is at least A$500,000 (or its equivalent in an alternate currency, in either case, disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act;

(ii) the offer does not constitute an offer to a "retail client" for the purpose of Chapter 7 of the Corporations Act;

(iii) such action complies with all applicable laws and regulations; and

(iv) such action does not require any document to be lodged with ASIC.

5 Hong Kong

Each Dealer has represented and agreed that:

(a) the Notes have not been authorised by the Hong Kong Securities and Futures Commission;

(b) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (i) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) (as amended) of Hong Kong ("**SFO**") and any rules made under the SFO, or (ii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) (as amended) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(c) unless it is a person permitted to do so under the applicable securities laws of Hong Kong, it has not issued, or had in its possession for the purpose of issue, and will not issue, or have in its possession for the purpose of issue, whether in Hong Kong or elsewhere, any advertisement, invitation, base prospectus or other offering material or other document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to

"professional investors" within the meaning of the SFO and any rules made under the SFO.

6 Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the "**Financial Instruments and Exchange Act**") and, accordingly, each Dealer appointed under the Programme has represented and agreed that it has not offered or sold, and will not offer or sell any Notes directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws and regulations of Japan. For the purposes of this paragraph, "Japanese Person" means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

7 New Zealand

Each Dealer has represented and agreed that:

(a) it has not offered or sold, and will not offer or sell, directly or indirectly, any Notes; and

(b) it has not distributed and will not distribute, directly or indirectly, any offering materials or advertisement in relation to any offer of Notes,

in each case in New Zealand unless:

(i) the aggregate consideration payable is not less than NZ$500,000 (disregarding any amount lent by the offeror or any associated person of the offeror); or

(ii) the New Zealand Notes are transferred to persons whose principal business is the investment of money or who in the course of and for the purposes of their business, habitually invest money within the meaning of the Securities Act 1978 of New Zealand or to eligible persons within the meaning of the Securities Act 1978 of New Zealand or in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand.

8 Singapore

The Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore ("**Securities and Futures Act**").

Each Dealer has represented and agreed that it will not offer or sell the Notes, nor make the Notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute the Information Memorandum or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any Notes, whether directly or indirectly, to persons in Singapore other than: (a) to an institutional investor under Section 274 of the Securities and Futures Act; (b) to a relevant person (as defined in Section 275(2) of the Securities and Futures Act) pursuant to Section 275(1) of the Securities and Futures Act, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) otherwise than pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Where the Notes are subscribed or purchased in reliance of an exemption under Section 274 or 275 of the Securities and Futures Act, the Notes shall not be sold within the period of 6 months from the date of the initial acquisition of the Notes, except to any of the following persons:

(a) an institutional investor (as defined in Section 4A of the Securities and Futures Act);

(b) a relevant person (as defined in Section 275(2) of the Securities and Futures Act); or

(c) any person pursuant to an offer referred to in Section 275(1A) of the Securities and Futures Act,

unless expressly specified otherwise in Section 276(7) of the Securities and Futures Act or Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Where the Notes are subscribed or purchased under Section 275 of the Securities and Futures Act by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the Securities and Futures Act)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the Securities and Futures Act) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the Securities and Futures Act except:

(i) to an institutional investor (under Section 274 of the Securities and Futures Act) or to a relevant person (as defined in Section 275(2) of the Securities and Futures Act and in accordance with the conditions specified in Section 275 of the Securities and Futures Act;

(ii) (in the case of a corporation) where the transfer arises from an offer referred to in Section 276(3)(i)(B) of the Securities and Futures Act or (in the case of a trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B)of the Securities and Futures Act;

(iii) where no consideration is or will be given for the transfer;

(iv) where the transfer is by operation of law;

(v) as specified in Section 276(7) of the Securities and Futures Act; or

(vi) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore."

SCHEDULE B

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement or any document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

The following is a summary of certain provisions of the Articles of Agreement ("**Articles**") constituting the International Finance Corporation ("**Issuer**") and of certain anticipated United States federal income, withholding and estate tax consequences resulting from the ownership of the Notes. This summary does not cover all of the possible tax consequences relating to the ownership of the Notes and the receipt of interest thereon, and it is not intended as tax advice to any person. It addresses only holders who are initial purchasers of the Notes at the initial offering price and hold the Notes as capital assets, and does not address special classes of holders, such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, tax-exempt entities, life insurance companies, persons holding Notes as a hedge or hedged against interest rate or currency risks, persons holding the Notes as part of a straddle or conversion transaction, persons that purchase or sell Notes as part of a wash sale, or holders whose functional currency is not the U.S. dollar. Investors who purchase Notes at a price other than the offering price should consult their tax advisor as to the possible applicability to them of the amortizable bond premium or market discount rules.

This summary is based upon the United States federal income, withholding and estate tax laws as currently in effect and as currently interpreted. These laws are subject to change, possibly with retroactive effect. This summary does not include any description of the tax laws of any state, local or foreign government that may apply.

If a partnership holds the Notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Notes.

Prospective purchasers of Notes should consult their own tax advisors concerning the application of the United States federal income, withholding and estate tax laws, as well as the possible application of the tax laws of any other jurisdiction, to their particular situation.

Taxation of the Notes in General

The Notes and the interest thereon generally will be subject to taxation, including United States federal income taxation. Under the Articles, however, the Notes and the interest thereon are not subject to any tax by a member country of the Issuer (i) which tax discriminates against the Notes solely because they were issued by the Issuer, or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Issuer. The imposition of United States federal income tax in the manner described herein is not inconsistent with the Articles.

United States Federal Income Taxation

Treatment of Qualified Stated Interest

Under the Internal Revenue Code of 1986, as amended (the "**Code**"), a holder of a Note who or which is (i) a United States citizen or resident alien individual, (ii) a United States domestic corporation, (iii) an estate subject to United States federal income taxation on a net income basis in respect of a Note or (iv) a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust (a

"**U.S. Holder**") will be taxable on the stated interest accrued or received on such Note in accordance with such U.S. Holder's method of accounting for United States federal income tax purposes. .

Because the Notes are denominated in Australian dollar, interest payments on the Notes are subject to special rules governing debt instruments on which interest payments are denominated in or determined by reference to a currency other than the U.S. dollar (a "**foreign currency**"). Under such special rules, the amount of income recognized by a cash basis U.S. Holder will be the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. Accrual basis U.S. Holders may determine the amount of income recognized with respect to such interest payments in accordance with either of two methods, in either case regardless of whether the payments are in fact converted into U.S. dollars. Under the first method, the amount of income recognized will be based on the average exchange rate in effect during the interest accrual period (or, with respect to an accrual period that spans two taxable years, the partial period within the taxable year).

Under the second method, an accrual basis U.S. Holder may elect to translate interest income into U.S. dollars at the exchange rate in effect on the last day of the accrual period (or, in the case of an accrual period that spans two taxable years, at the exchange rate in effect on the last day of the partial period within the taxable year). Additionally, if a payment of interest is actually received within five business days of the last day of the accrual period or taxable year, an electing accrual basis U.S. Holder may instead translate such accrued interest into U.S. dollars at the exchange rate in effect on the day of actual receipt. Any election to use the second method will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by such U.S. Holder, and will be irrevocable without the consent of the Internal Revenue Service.

Upon receipt of an interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Note) denominated in a foreign currency, an accrual basis U.S. Holder will recognize ordinary income or loss measured by the difference between (x) the average exchange rate used to accrue interest income, or the exchange rate as determined under the second method described above if the U.S. Holder elects that method, and (y) the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.

The Internal Revenue Service has issued to the Issuer a ruling dated February 14, 1992 (the "**Ruling**") regarding certain United States federal tax consequences of the receipt of interest on securities issued by the Issuer. The Ruling provides that interest paid by the Issuer on such securities constitutes income from sources without the United States.

Because, under the Ruling, interest on the Notes is treated as income from sources without the United States, interest paid by the Issuer would ordinarily not be subject to United States federal income tax, including withholding tax, if paid to a nonresident alien individual (or foreign estate or trust not subject to United States federal income tax on a net income basis) or to a foreign corporation (a "**non-U.S. Holder**"), whether or not such person is engaged in trade or business in the United States. However, absent any special statutory or treaty exception, such income would be subject to United States federal income tax in the following cases: (a) such interest is derived by such person in the active conduct of a banking, financing or similar business within the United States and such interest is attributable to an office or other fixed place of business of such person within the United States or (b) such person is a foreign corporation taxable as an insurance company carrying on a United States insurance business to which such interest is attributable.

Purchase, Sale and Retirement of the Notes

A U.S. Holder's initial tax basis in a Note will generally be its U.S. dollar cost. The U.S. dollar cost of Notes purchased with foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Notes traded on an established securities market (within the meaning of Treasury Regulations Section 1.988-2(a)(2)(iv)) purchased by a cash basis U.S. Holder (or an electing accrual basis U.S. Holder), on the settlement date for the purchase. A U.S. Holder's initial tax basis in a Note may be adjusted in certain circumstances, such as, in the case of an accrual basis U.S. Holder, the accrual of interest income.

A U.S. Holder generally will recognize gain or loss on the sale or retirement of a Note equal to the difference between the amount realized on the sale or retirement and the adjusted tax basis of the Note. The amount realized on a sale or retirement for an amount in a foreign currency will be the U.S. dollar value of such amount on the date of sale or retirement or, in the case of Notes traded on an established securities market (within the meaning of Treasury Regulations Section 1.988-2(a)(2)(iv)) sold by a cash basis-U.S. Holder (or an electing accrual basis U.S. Holder), on the settlement date for the sale. Except to the extent described in the next succeeding paragraph or attributable to accrued but unpaid interest, gain or loss recognized on the sale or retirement of a Note will be capital gain or loss. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates where the holder has a holding period greater than one year.

Gain or loss recognized by a U.S. Holder on the sale or retirement of a Note that is attributable to changes in exchange rates will be treated as ordinary income or loss. However, exchange gain or loss is taken into account only to the extent of total gain or loss realized on the transaction.

A non-U.S. Holder generally will not be taxable on gain or loss on the sale or exchange of a Note unless ownership of the Note is effectively connected with the conduct of a trade or business in the United States or, in the case of a non-resident alien individual, such individual is present in the United States for 183 or more days in the taxable year of the sale or exchange and certain other conditions are met.

Exchange of Amounts in Foreign Currency

Foreign currency received as interest on a Note or on the sale or retirement of a Note will have a tax basis equal to its U.S. dollar value at the time such interest is received or at the time of such sale or retirement. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of such foreign currency on the date of purchase. Any gain or loss recognized on a sale or other disposition of a foreign currency (including its use to purchase Notes or upon exchange for U.S. dollars) will be ordinary income or loss.

United States Federal Withholding Tax

Under the Articles, the Issuer is not under any obligation to withhold or pay any tax imposed by any member on the interest on the Notes. The Ruling confirms that neither the Issuer nor an agent appointed by it as principal for the purpose of paying interest on securities issued by the Issuer is required to withhold tax on interest paid by the Issuer. Payments of interest on the Notes will therefore be made to the Fiscal Agent without deduction in respect of any such tax.

United States Federal Estate Tax

In the case of United States federal estate tax, the Ruling determined that, unless an applicable death tax convention with a foreign country provides otherwise, securities of the Issuer are deemed to be situated without the United States for purposes of the United States federal estate tax and are not includible in the value of the gross estate for purposes of such tax in the case of the estate of a nonresident of the United States who is not a citizen of the United States.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual's circumstances). A holder's net investment income generally includes its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions

Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a "Reportable Transaction"). Under these regulations, if the Notes are denominated in a foreign currency, a U.S. Holder (or a non-U.S. Holder that holds the Notes in connection with a U.S. trade or business) that recognizes a loss with respect to the Notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above) would be required to report the loss on Internal Revenue Service Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. Holders should consult their tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Notes.

Information with Respect to Foreign Financial Assets

Owners of "specified foreign financial assets" with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

United States Information Reporting and Backup Withholding

The Issuer is not subject to the reporting requirements that generally are imposed by United States law with respect to certain payments of interest or principal on debt obligations, nor is it subject to backup withholding obligations imposed in certain circumstances by United States law with respect to such payments. The Ruling confirms that the backup withholding requirements do not apply to any paying agent of the Issuer with respect to the Notes.

Brokers, trustees, custodians and other intermediaries within the United States are subject to reporting and backup withholding requirements with respect to certain payments on the Notes received by them for the account of certain non-corporate United States persons. Foreign persons receiving payments on the Notes within the United States may be required by such intermediaries to establish their status in order to avoid information reporting and backup withholding by such intermediaries in respect of such payments.

KING&WOOD MALLESONS

EXHIBIT H.

Subscription Agreement

Dated 4 June 2013

International Finance Corporation

and

Commonwealth Bank of Australia (ABN 48 123 123 124)
Deutsche Bank AG, Sydney Branch (ABN 13 064 165 162)
Royal Bank of Canada (ABN 86 076 940 880) (each a "Joint Lead Manager" and "Dealer", and together, the "Joint Lead Managers" and "Dealers")

King & Wood Mallesons
Level 61
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.kwm.com

Subscription Agreement
Contents

Subscription Agreement

Details

Parties	Issuer and Joint Lead Managers and Dealers	
Issuer	Name	**International Finance Corporation**
	Address	2121 Pennsylvania Avenue, N.W. Washington, DC 20433 United States of America
	Telephone	+ 1 202 458 9230
	Fax	+ 1 202 522 6807
	Attention	Vice President, Treasury and Information Technology
Joint Lead Managers and Dealers	Name	**Commonwealth Bank of Australia**
	ABN	48 123 123 124
	Address	Level 23 Darling Park Tower 1 201 Sussex Street Sydney, NSW, 2000 Australia
	Telephone	+61 2 9118 1219
	Fax	+61 2 9118 1002
	Attention	Head of Debt Capital Markets
	Name	**Deutsche Bank AG, Sydney Branch**
	ABN	13 064 165 162
	Address	Level 16 Deutsche Bank Place Corner of Hunter and Phillip Streets Sydney NSW 2000 Australia
	Telephone	+61 2 8258 2657
	Fax	+61 2 8258 2220
	Attention	Head of Debt Capital Markets
	Name	**Royal Bank of Canada**
	ABN	86 076 940 880

	Address	Level 47 2 Park Street Sydney NSW 2000 Australia
	Telephone	+61 2 9033 3033
	Fax	+61 2 9264 2855
	Attention	Head of Debt Capital Markets
Dealer Agreement	Dealer Agreement dated 7 August 2007 between the Issuer and Commonwealth Bank of Australia as the Arranger	
Governing law	New South Wales	
Notes to be subscribed for	A$300,000,000 3.50% Medium Term Notes due 6 June 2018 ("**Fixed Rate Notes**") and A$100,000,000 Floating Rate Medium Term Notes due 6 June 2018 ("**Floating Rate Notes**", and together with the Fixed Rate Notes, the "**Notes**")	
Date of Subscription Agreement	4 June 2013	

Subscription Agreement

General terms

1 Interpretation

1.1 Interpretation and definitions

The "Interpretation" clause of the Dealer Agreement applies to this agreement as if it was fully set out in this agreement except these meanings apply unless the contrary intention appears:

Arranger has the meaning given in the Dealer Agreement;

Dealer means each person so described in the Details;

Dealer Agreement means the agreement so described in the Details;

Details means the section of this agreement headed "Details";

Notes means the notes to be subscribed for under this agreement as set out in the Details; and

Purchase Price means, in respect of a Note, the purchase price of that Note set out in clause 4.1 ("Subscription").

1.2 Inconsistency with Dealer Agreement

This agreement prevails to the extent it is inconsistent with the Dealer Agreement.

2 Appointment of Joint Lead Managers and Dealers

2.1 Appointment of Dealers

In accordance with clause 17 ("Dealer appointment and termination") of the Dealer Agreement, the Issuer appoints each of Commonwealth Bank of Australia ("**CBA**"), Deutsche Bank AG, Sydney Branch ("**Deutsche Bank**") and Royal Bank of Canada ("**RBC**") to act as a Dealer in respect of the Notes on the terms set out in the Dealer Agreement and each accepts that appointment.

2.2 Appointment of Joint Lead Managers

In accordance with clause 2.4 ("Lead Manager") of the Dealer Agreement, the Issuer appoints each of CBA, Deutsche Bank and RBC to act as Joint Lead Managers in relation to the issue and sale of the Notes and each accepts that appointment.

3 Acknowledgments by Dealer

Each Dealer acknowledges that it has received:

(a) a copy of the Dealer Agreement; and

(b) copies of the Information Memorandum for the Notes,

and the Issuer confirms to each Dealer that the documents referred to in clause 3.1 ("Conditions to first issue") of the Dealer Agreement have been provided to the Arranger who received them in form and substance satisfactory to it at the time the Programme was established.

4 Subscription

4.1 Subscription

On 6 June 2013, or on any other date no later than 13 June 2013 as is agreed between the Issuer and each of the Dealers (**"Issue Date"**):

(a) the Issuer agrees to issue and sell the Notes in accordance with this agreement and the Dealer Agreement; and

(b) each Dealer severally agrees to subscribe for the Notes in the Principal Amount (as set out in Column 2 of the tables below) by paying the Purchase Price for those Notes (as set out in Column 3 of the tables below) in accordance with this agreement and the Dealer Agreement.

Table 1: Fixed Rate Notes

Column 1	**Column 2**	**Column 3**
Name of Dealer	Principal Amount of Fixed Rate Notes to be subscribed	Purchase Price
CBA	A$100,000,000	A$99,852,000 (being the purchase amount payable for the Fixed Rate Notes of A$99,989,000 less the Dealer Fee referred to in clause 8 ("Fees") of A$137,000)
Deutsche Bank	A$100,000,000	A$99,852,000 (being the purchase amount payable for the Fixed Rate Notes of A$99,989,000 less the Dealer Fee referred to in clause 8 ("Fees") of A$137,000)
RBC	A$100,000,000	A$99,852,000 (being the purchase amount payable for the Fixed Rate Notes of A$99,989,000 less the Dealer Fee referred to in clause 8 ("Fees") of A$137,000)
Total	**A$300,000,000**	**A$299,556,000**

Table 2: Floating Rate Notes

Column 1	Column 2	Column 3
Name of Dealer	Principal Amount of Floating Rate Notes to be subscribed	Purchase Price
CBA	A$33,000,000	A$32,954,790 (being the purchase amount payable for the Floating Rate Notes of A$33,000,000 less the Dealer Fee referred to in clause 8 ("Fees") of A$45,210)
Deutsche Bank	A$33,000,000	A$32,954,790 (being the purchase amount payable for the Floating Rate Notes of A$33,000,000 less the Dealer Fee referred to in clause 8 ("Fees") of A$45,210)
RBC	A$34,000,000	A$33,953,420 (being the purchase amount payable for the Floating Rate Notes of A$34,000,000 less the Dealer Fee referred to in clause 8 ("Fees") of A$46,580)
Total	**A$100,000,000**	**A$99,863,000**

4.2 Pricing Supplements

The Issuer confirms that it has signed two pricing supplements ("**Pricing Supplements**") each dated 4 June 2013 in connection with the issue of the Notes.

4.3 Authority to distribute

The Issuer authorises the Dealers to distribute copies of the following documents in connection with the offering and sale of the Notes in accordance with the Dealer Agreement:

(a) the Information Memorandum for the Notes;

(b) the Pricing Supplements; and

(c) any other documents prepared in connection with the Programme and the issue of the Notes.

4.4 Obligations - individual and independent

Except as expressly provided in this agreement, the obligations of the Issuer and each Dealer under this agreement are individual and independent and:

(a) the failure of one or more of them to comply with their obligations under this agreement does not relieve the others of any of their respective obligations;

(b) none of them is responsible for the failure of another to comply with their obligations under this agreement; and

(c) each of them may separately enforce its rights against the others.

4.5 Payment

Despite clause 4.1 ("Subscription") and clause 4.4 ("Obligations - individual and independent"), each Dealer agrees that settlement takes place on the following basis:

(a) Deutsche Bank agrees to pay the aggregate Purchase Price for the Notes to the account nominated by the Issuer in the manner agreed between them;

(b) the Issuer agrees to issue the Notes to Deutsche Bank; and

(c) Deutsche Bank agrees to deliver the Notes to CBA and RBC in the amounts specified in Column 2 of the schedule in clause 4.1 ("Subscription") against payment by CBA and RBC of an amount equal to their respective settlement amount through the Austraclear System or in any other manner agreed between them.

Nothing in this clause 4.5 relieves the Issuer from the obligation to sell the Notes or the Dealers from their obligations to purchase the Notes in accordance with the other provisions of this agreement.

Deutsche Bank is not responsible to any other party if the Issuer, CBA or RBC do not comply with their respective obligations under this agreement and if a Dealer becomes insolvent or otherwise unable to perform its obligations on or before the Issue Date, the Issuer need not issue the Notes to be delivered to that Dealer under paragraph (c) above and Deutsche Bank need not pay the Issuer the proportionate amount of the Purchase Price attributable to those Notes.

5 Dealer Agreement

For the purposes of the Dealer Agreement:

(a) the Notes are Australian Domestic Notes as defined in the Dealer Agreement;

(b) this agreement is a Subscription Agreement;

(c) each Dealer is a Dealer on the terms set out in the Dealer Agreement; and

(d) each Joint Lead Manager accepts its appointment as Joint Lead Manager on the terms set out in the Dealer Agreement.

6 Secondary market

Each Dealer acknowledges that the issue of Notes under this agreement is a Syndicated Issue of Notes, and that clause 4 ("Procedures for offer and acceptance of Notes") of the Dealer Agreement relating to a Syndicated Issue applies to Notes issued under this agreement.

7 Conditions precedent

7.1 Acknowledgment

The Issuer acknowledges that the Dealers' obligations to subscribe and pay for the Notes on the Issue Date are subject to the satisfaction of the conditions precedent set out in clause 3 ("Conditions precedent") of the Dealer Agreement.

7.2 Waiver

The Dealers agree that for the purposes of the condition precedent set out in clause 3.2(h) ("Conditions to each issue") of the Dealer Agreement, the Issuer has agreed to apply for the Notes to be listed on the ASX prior to the Issue Date but that such listing may not be obtained prior to the Issue Date of the Notes.

7.3 Termination

If any of the conditions in clause 3 ("Conditions precedent") of the Dealer Agreement or this clause 7 are not satisfied or waived by the Issue Date, each Dealer may terminate this agreement and the Dealers are released from their respective obligations under it.

This does not prejudice any accrued right or obligation of the Issuer in respect of Costs of the Dealers incurred before or in conjunction with the termination.

8 Fees

The Issuer agrees to pay to the Dealers on the Issue Date an aggregate dealer fee ("**Dealer Fee**") comprising of:

(a) 0.137 per cent. of the Principal Amount of the Fixed Rate Notes; and

(b) 0.137 per cent. of the Principal Amount of the Floating Rate Notes.

The Dealer Fee is incorporated in the net Purchase Price payable by each Dealer as specified in Column 3 of the tables in clause 4.1 ("Subscription"). The obligation of the Issuer under this clause is subject to this agreement not having been terminated under clause 7.3 ("Termination"). Notwithstanding this clause 8, the Dealers agree amongst themselves that the aggregate dealer fee (being an amount of A$548,000) will be allocated between the Dealers in equal portions as has been separately agreed between them.

9 Selling restrictions

The Issuer and each of the Dealers agree that the selling restrictions set out in the Information Memorandum are changed for the purposes of clause 7.4 ("Change to selling restrictions") of the Dealer Agreement in the manner set out in Schedule A to each of the Pricing Supplements.

10 Notices

Clause 20 ("Notices") of the Dealer Agreement applies to this agreement and if to the Dealers, in accordance with their information set out in the Details.

11 Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document.

12 Governing law

This agreement is governed by the law in force in New South Wales.

The parties submit to the non-exclusive jurisdiction of the courts of New South Wales and courts of appeal from them. The Issuer waives any right it has to object to an action being brought in those courts including by claiming that the action has been brought in an inconvenient forum or that those courts do not have jurisdiction. Pursuant to Article VI, Section 3 of the Issuer's Articles of Agreement, actions may be brought against the Issuer only in a court of competent jurisdiction in the territories of a member in which the Issuer has an office, has appointed an agent for the purpose of accepting service or notice of process, or has issued or guaranteed securities.

EXECUTED as an agreement

Subscription Agreement

Signing page

DATED: 4 June 2013

ISSUER

SIGNED by	)	
as authorised signatory for **INTERNATIONAL FINANCE CORPORATION** in the presence of	)	
.... Signature of witness	)	.... Signature of Authorised officer
HSDIA OMAEDIN .... Name of witness (block letters)	)	MONISH MAHURKAR .... Name of Authorised officer

Subscription Agreement

JOINT LEAD MANAGERS AND DEALERS

SIGNED by James Hammermaster as attorney for **COMMONWEALTH BANK OF AUSTRALIA** under power of attorney in the presence of:

[signature]

Signature of witness

PAUL O'BRIEN

Name of witness (block letters)

[signature]

By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney

Subscription Agreement

SIGNED by

and Tracy Jane Unwin
as attorneys for **DEUTSCHE BANK AG, SYDNEY BRANCH** under power of attorney in the presence of:

....

....

By executing this agreement each attorney states that each attorney has received no notice of revocation of the power of attorney

Subscription Agreement

SIGNED by)
)
as attorney for **ROYAL BANK OF**)
CANADA under power of attorney in)
the presence of:)

....)
Signature of witness)

DANIEL CHANDLER)
....)
Name of witness (block letters))

....
By executing this agreement the attorney states that the attorney has received no notice of revocation of the power of attorney